

Forward. For all.



2025
Annual Report
Magna International Inc.

Discover Magna

As one of the world's largest automotive suppliers, we support automakers across North America, Europe, and China. With operations in 28 countries and nearly seven decades of expertise, we deliver reliable, scalable manufacturing and innovative vehicle systems focused on performance, safety, quality, and consistent excellence.

Learn more

> magna.com/company





28 countries, 330 divisions, 50+ customers, 800+ nameplates
Global scale with local execution

Top 3 global supplier
Most customer recognition awards (137) in company history (26% Growth, year over year)

9 consecutive years
Ethisphere's "World's Most Admired Companies"

$64M in energy cost savings since 2024

11 awards in 15 years
Automotive News PACE Innovation and PACEpilot Awards

$681M returned to shareholders
16 consecutive years of dividend increases

A Message from Swamy Kotagiri, Chief Executive Officer

Built to Win in a Dynamic Environment



At Magna, our guiding principles form the foundation for creating sustained value. We operate with a long-term ownership mentality – investing deliberately, managing our portfolio with discipline, driving operational excellence, and maintaining a strong balance sheet that enables resilience through industry cycles.

In 2025, that mindset drove meaningful progress across our key priorities. I am proud of how our team delivered results and remain optimistic about the future of Magna.

For the year, we delivered adjusted earnings of $5.73 per diluted share, an increase of six percent compared to 2024 despite lower vehicle production volumes in our two largest markets – North America and Europe. Cash generation was another highlight, as we generated free cash flow of $1.9 billion, $849 million higher than 2024. During the year, we invested $1.3 billion in capital expenditures, well below prior year levels. This reinforced our financial flexibility while enabling meaningful targeted investments in innovation, scalable architectures, and customer diversification.

Profitable growth remains our constant priority, built on two pillars: optimizing our cost structure and growing ahead of the market. On the cost side, we executed on restructuring and operational excellence initiatives, delivering another year of adjusted operating margin expansion. At the same time, we continued to win new business, reinforcing our continued growth.

These actions reflect how we navigate complexity while positioning for what's next. In a year marked by shifting trade policies, ongoing technological change, and geopolitical uncertainty, we stayed anchored on what we can control: operational excellence, innovation, and long-term value creation.

One example of how we navigated a complex environment was our work to mitigate tariff impacts. After industry tariff changes created up to an estimated $250 million in annual exposure for Magna, we took decisive actions and worked closely with customers to secure recoveries and implement mitigation measures. As a result, we expect the net impact on our business to be limited to a small fraction of that amount—approximately under 10 basis points.

Looking ahead, the automotive industry is undergoing major shifts—from evolving propulsion technologies to changing consumer expectations and regulatory demands—and we are ready. Our strategy supports every vehicle propulsion type, including ICE, hybrid, and BEV, through scalable systems and architectures, while deepening partnerships and technological leadership globally. This flexibility is critical as electrification advances at different rates across the world.

Electrification is a long-term transition, and we have already made strategic investments to ensure we're ready as markets evolve, while continuing to invest where demand is strongest. Hybrid content continues to open new opportunities, and we are well positioned to capture them. Our regional scale and global footprint strengthen our propulsion-agnostic growth strategy by enabling us to adapt quickly to market-specific conditions in every major geography.

We have strengthened relationships with leading Chinese OEMs and secured new programs across propulsion platforms. Strong sales in China, driven by demand for advanced systems, reinforce the momentum behind our future growth in the region. Our "local for local" approach, leveraging our extensive manufacturing and engineering footprint, empowers our teams to innovate and respond quickly to customer needs. We remain committed to advancing our presence and capabilities in this important region.

Our targeted investments in innovation, scalable architectures, and regional growth, combined with disciplined execution, support strong profitability. This strength enables continued return of capital to shareholders, reflected in 16 consecutive years of dividend increases and more than a decade of meaningful share repurchases.

I am confident in our company and future. Our culture of accountability empowers employees and leaders to take ownership, act decisively, and never settle no matter how dynamic the environment is. That's how we keep moving forward.

As we look forward to 2026 and beyond, we will continue to focus our portfolio around scalable, high-return businesses, invest and manage the enterprise for profitable growth, and execute with excellence to drive long-term value creation for our shareholders. These priorities, combined with our culture of accountability, position Magna to navigate change and win in our dynamic industry.

Thank you for your continued trust in Magna.

Sincerely,

Swamy Kotagiri
President and Chief Executive Officer

Magna's System Advantage

Our system-level thinking continued to drive product innovations and measurable sustainability gains across Magna in 2025.

Progress in the automotive industry accelerates when innovation and sustainability are engineered together—across the entire vehicle, not just in isolated components. Magna's system-level approach connects technologies, expertise, and purpose from the start, creating solutions that deliver performance and measurable sustainability gains.

Here's how this approach comes to life across Magna.





Why Thinking Beyond Components Matters

Designing technologies to work seamlessly together drives innovation that amplifies sustainability and performance across the entire vehicle. Embedding automation and digital collaboration early in development reduces risk and accelerates time-to-market. This supports the potential for every advancement to contribute to a cleaner and smarter mobility future.

Integrated Innovation in Action

Centralized ADAS Intelligence

Unlike traditional distributed architectures, Magna's centralized Advanced Driver Assistance System (ADAS) platform consolidates radar, cameras, and ultrasonic sensors into a single, high-performance compute unit. This reduces hardware, wiring, and energy consumption while enabling everything from regulatory compliance to advanced driver functions. The result: safer, smarter vehicles with less complexity and greater sustainability at scale.

Electrified Efficiency with DHD Duo

The DHD Duo hybrid drive is engineered for flexibility and real-world efficiency. With dual e-motors and multiple electric driving modes, it balances performance and sustainability across hybrid and plug-in hybrid platforms. This is electrification without compromise, helping OEMs meet emissions targets and drivers enjoy a refined, responsive experience.

Lightweight, Low-Impact Materials

The Aural 5R and 2R recycled aluminum alloys used in Magna structures, closures, and enclosures are part of a lightweighting system designed to reduce environmental impact. Made entirely from recycled content, these alloys reduce energy use by 95 percent and CO_2 emissions by up to 80 percent compared to virgin material, enabling sustainable performance across multiple vehicle platforms.

From Innovation to Impact

What sets Magna apart is not just what we make, but how we make it matter. By applying system-level thinking across propulsion, safety, and material technologies—and by integrating automation and digital collaboration from the start—we create solutions that deliver performance gains and scale sustainability across entire vehicles and fleets.

We're not just responding to change. We're helping drive it.

That's the system advantage. That's the Power of Magna.

A Message from Philip D. Fracassa, Chief Financial Officer

A Clear Strategy in Action



When I joined Magna in the third quarter of 2025, it was a very deliberate decision. From the outside, I respected the company's scale, global reach, and reputation for engineering and manufacturing excellence. From the inside, what has stood out even more is the discipline, clarity of strategy, and strength of the team.

I have had the opportunity to visit several of our divisions and functions around the world and see firsthand how that strategy translates into action. There is a strong culture of accountability here—decisions are made with rigor, investments are evaluated carefully, and teams are aligned around delivering results for customers and shareholders.

Magna operates with a long-term ownership mindset that is deeply embedded in the organization. Our focus on capital discipline, operational excellence and portfolio management is not just a set of priorities, it is how we run the company every day. That resonated with me and is a key reason why I am delighted to be part of this team.

As CFO, I am committed to supporting our profitable growth strategy by ensuring we allocate capital with purpose and discipline to drive long-term value creation, while maintaining a strong balance sheet. I am excited about the opportunities that lie ahead and confident in what we can accomplish together.

Thank you for your continued interest in Magna.

Sincerely,

Philip D. Fracassa
Executive Vice-President and Chief Financial Officer

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

December 31, 2025

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025 ["consolidated financial statements"] included in our 2025 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at February 25, 2026.

HIGHLIGHTS

INDUSTRY PRODUCTION ENVIRONMENT

- Global light vehicle production in 2025 rose 3% from 2024, with China increasing 7%, while North America and Europe declined 2% and 1%, respectively.

SALES & EARNINGS

- Total sales declined 2% to $42.0 billion in 2025 compared to 2024. The sales decline primarily reflects lower vehicle production in North America and Europe, our two largest markets, the end of production on certain programs, lower engineering revenue, and net customer price concessions. These were partially offset by the launch of new programs, and the net strengthening of foreign currencies against the U.S. dollar, among other factors.

- Income from operations before income taxes decreased to $1.3 billion, from $1.5 billion last year, mainly as a result of higher Other expense, net in 2025.

- Adjusted EBIT increased to $2.4 billion, largely reflecting the continued productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions, higher equity income, higher supply chain costs in 2024, and lower investments in research, development and our new mobility business. These factors were partially offset by lower net favourable commercial items, reduced earnings on lower sales, and unfavourable product mix, among other factors.

- Adjusted EBIT as a percentage of sales[1] increased 20 basis points to 5.6%.

- Diluted earnings per share were $2.93 and Adjusted diluted earnings per share[1] were $5.73 in 2025.

- Adjusted diluted earnings per share increased 6% from 2024, primarily reflecting higher Adjusted EBIT[1], lower income attributable to non-controlling interests and fewer weighted average diluted shares outstanding during the year.

CASH & CAPITAL DEPLOYMENT

- Cash generated from operating activities was $3.6 billion, largely unchanged from 2024.

- We continued to invest in our business, including $1.3 billion for fixed assets and $499 million in investment and other asset spending.

- We returned $681 million to shareholders in 2025 through $544 million in dividends and $137 million in share repurchases.

- During the fourth quarter, our Board of Directors increased our quarterly dividend to $0.495 per share, our 16th consecutive year of dividend increases.

- We raised €575 million and $400 million in the form of Senior Notes, largely to refinance $950 million in Senior Notes that were repaid in 2025.

- Our Board of Directors approved a new Normal Course Issuer Bid ["NCIB"] to purchase up to 25.3 million of our Common Shares. The NCIB will terminate no later than November 6, 2026.

STRATEGIC UPDATES

- Utilizing our strong innovation pipeline, we won substantial additional business across our portfolio, including:
  - high-voltage programs for hybrids and electric vehicles ["EVs"] with multiple customers;
  - a large ADAS program with a North American-based global OEM; and
  - Gen 3 core seat structure awards across multiple China-based OEMs.

---

[1] Adjusted EBIT, Adjusted EBIT as a percentage of sales, and Adjusted diluted earnings per share are Non-GAAP financial measures. Refer to the section "Use of Non-GAAP Measures".

- In addition, we:
    - won a 2025 Automotive News PACEpilot award for thermal sensing technology;
    - won a JD Power Platinum Plant Quality Award, acknowledging our quality and precision in producing the BMW Z4 at our Complete Vehicles Assembly operation in Graz, Austria;
    - were named to Fortune's "World's Most Admired Companies" list for the 9th consecutive year; and
    - earned a record 151 customer awards across Magna for quality and operating performance.

OVERVIEW

OUR BUSINESS

Magna is one of the world's largest automotive suppliers and a trusted partner to automakers in the industry's most critical markets — North America, Europe, and China. With a global team of approximately 156,000[2] employees and footprint spanning 28 countries, we bring unmatched scale, trusted reliability, and proven execution. Backed by nearly seven decades of experience, we combine deep manufacturing expertise with innovative vehicle systems to deliver performance, safety, and quality. For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

INDUSTRY TRENDS

Our business and operating results are dependent on light vehicle production by our customers in three key regions — North America, Europe, and China. While we supply systems and components to many original equipment manufacturers ["OEMs"] globally, we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes may be impacted by a range of factors, including: certain geopolitical factors, such as free trade arrangements and tariffs; OEM, supplier or sub-supplier disruptions; relative currency values; commodities prices; supply chains and infrastructure; labour disruptions and the availability and relative cost of skilled labour; regulatory frameworks; and other factors.

[2] Number of employees includes approximately 144,000 employees at our wholly owned or controlled entities and approximately 12,000 employees at operations accounted for under the equity method.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which may impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; considerations applicable to EVs, including EV range, charging infrastructure, electricity pricing, and availability of government rebates; and other factors.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this MD&A includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Adjusted Return on Invested Capital, and Adjusted income taxes [collectively, the "Non-GAAP Measures"]. We believe these Non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Adjusted Return on Invested Capital, and Adjusted income taxes provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" and "Income Taxes" section of this MD&A.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	2025	2024	Change
1 Canadian dollar equals U.S. dollars	0.716	0.730	−2%
1 euro equals U.S. dollars	1.130	1.082	+4%
1 Chinese renminbi equals U.S. dollars	0.139	0.139	—

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes *(thousands of units)*

	2025	2024	Change
North America	**15,242**	15,523	−2%
Europe	**16,666**	16,845	−1%
China	**32,689**	30,483	+7%
Rest of World	**27,639**	26,815	+3%
Global	**92,236**	89,666	+3%

RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

SALES



Sales decreased 2%, or $826 million, to $42.01 billion for 2025 compared to $42.84 billion for 2024 primarily due to:

- lower light vehicle production in North America and Europe on certain ongoing programs, and the end of production of certain programs, including the:
  - · Chevrolet Malibu;
  - · Ford Edge; and
  - · Ford Escape;
- lower engineering revenue, primarily in our Complete Vehicles segment;
- net customer price concessions subsequent to 2024;
- lower complete vehicle assembly volumes, primarily due to the end of production of the Jaguar I-Pace, and Jaguar E-Pace, partially offset by the launch of the Mercedes-Benz G-Class during the fourth quarter of 2024;
- the divestiture of certain operations in India during 2024, net of acquisitions, which decreased sales by $112 million; and
- net commercial items, which had an unfavourable impact on a year-over-year basis, including a resolution with Ford for a product-related matter during the fourth quarter of 2025 as described in Note 24, "Contingencies", of our consolidated financial statements.

These factors were partially offset by:

- the launch of new programs during or subsequent to 2024, including the:
  - · Mercedes-Benz G-Class;
  - · GMC Acadia, Chevrolet Traverse & Buick Enclave;
  - · Skoda Elroq;

- Audi A5;

- Cadillac Vistiq; and

- BMW 1-Series;

- the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $555 million; and

- net customer recoveries, including for higher tariff costs incurred during the year.

COST OF GOODS SOLD

	2025	2024	Change
Material	$25,595	$25,991	$ (396)
Direct labour	2,965	3,127	(162)
Overhead	7,461	7,919	(458)
Cost of goods sold	$36,021	$37,037	$(1,016)

Cost of goods sold decreased $1.02 billion to $36.02 billion for 2025 compared to $37.04 billion for 2024, primarily due to:

- productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;

- lower material, direct labour, and overhead associated with lower production sales;

- lower net engineering costs on lower engineering revenue, primarily in our Complete Vehicles segment;

- a decrease in material, direct labour, and overhead associated with lower sales in our Complete Vehicles segment, which has a higher material content compared to our consolidated average;

- the divestiture of certain operations in India during 2024, net of acquisitions;

- net commercial items, which had a favourable impact on a year-over-year basis; and

- higher supply chain costs in 2024, due in part to a supplier bankruptcy.

These factors were partially offset by:

- the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar costs of goods sold by $478 million;

- higher net tariff costs;

- higher production input costs net of customer recoveries, primarily for labour; and

- higher pre-operating costs incurred at new facilities.

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $160 million to $2.22 billion for 2025 compared to $2.06 billion for 2024, primarily as a result of:

- higher costs to accelerate our operational excellence initiatives;

- the net strengthening of foreign currencies against the U.S. dollar, which increased SG&A by $39 million;

- higher incentive compensation, stock-based compensation, and employee profit sharing;

- lower net transactional foreign exchange gains in 2025 compared to 2024;

- a gain on sale of an equity method investment during 2024; and

- higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

- lower investments in research, development and our new mobility business;

- lower labour and benefit costs;

- lower restructuring costs;

- lower provisions against certain accounts receivable and other balances; and

- divestitures, net of acquisitions during or subsequent to 2024.

DEPRECIATION

Depreciation increased $37 million to $1.55 billion for 2025 compared to $1.51 billion for 2024, primarily due to increased capital deployed at new and existing facilities, including to support the launch of programs, and the net strengthening of foreign currencies against the U.S. dollar, which increased depreciation by $20 million. These factors were partially offset by the end of production of certain programs.

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

Amortization of acquired intangible assets decreased $1 million to $111 million for 2025 compared to $112 million for 2024 primarily due to the impairment of acquired intangible assets at two European lighting facilities in our Power & Vision segment during 2024, partially offset by the net strengthening of foreign currencies against the U.S. dollar.

INTEREST EXPENSE, NET

During 2025, we recorded net interest expense of $209 million compared to $211 million for 2024. The $2 million decrease was primarily a result of lower interest expense on decreased short-term borrowings and term loan balances, each at lower interest rates. These factors were partially offset by interest incurred on a value added tax ("VAT") reassessment; lower interest income on cash and investments due to reduced cash balances and lower interest rates; and higher net interest expense on Senior Notes issued during 2025, compared to Senior Notes repaid during 2025.

EQUITY INCOME

Equity income increased $42 million to $143 million for 2025 compared to $101 million for 2024, primarily as a result of:

- net commercial items, which had a favourable impact on a year-over-year basis;

- earnings on higher sales and favourable product mix at certain equity-accounted entities;

- lower launch costs at certain facilities; and

- productivity and efficiency improvements at certain equity-accounted entities.

These factors were partially offset by higher impairment charges on long-lived assets at certain equity-accounted entities.

OTHER EXPENSE, NET

	2025	2024
Impairment of assets[1]	$615	$ 79
Restructuring activities[2]	118	187
Investments[3]	3	9
Impacts related to Fisker Inc. ["Fisker"][4]	—	198
Gain on business combination[5]	—	(9)
Other expense, net	$736	$464

(1) Impairment of assets

During 2025, we concluded that indicators of impairment were present for finite-lived intangible assets and goodwill in the Electronics reporting unit within our Power & Vision segment. The conclusion was based on lower than expected sales and reduced volume projections, reflecting slower growth relative to expectations. Contributing factors include OEM delays in sourcing cycles as they reassess vehicle architectures, as well as a change in market dynamics in China. Accordingly, we undertook impairment analyses to determine the fair value of the finite-lived intangible assets and goodwill utilizing estimated discounted cash flows to derive fair values. Based on the analyses, the carrying value of the reporting unit's finite-lived intangible assets exceeded fair value by $212 million, and the carrying value of net assets exceeded the fair value of the reporting unit by $379 million. As a result, we recorded a $591 million [$554 million after tax] non-cash impairment charge. The finite-lived intangible asset impairment charges included $158 million related to patents and technology, and $54 million related to customer relationship intangibles. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement", and primarily consist of expected revenues and costs, estimated production volumes, future growth rates and the appropriate discount rates (based on weighted average cost of capital).

During 2025, we also recorded an impairment charge of $24 million [$24 million after tax] on fixed assets and other assets at a European facility in our Body Exteriors & Structures segment.

During 2024, we recorded an impairment charge of $79 million [$79 million after tax] on fixed assets, right of use assets and intangible assets at two European facilities in our Power & Vision segment.

(2) Restructuring activities

We recorded restructuring charges related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America.

	2025	2024
Complete Vehicles[i]	$ 58	$ 55
Power & Vision[ii]	51	104
Body Exteriors & Structures[iii]	9	28
Other expense, net	118	187
Tax effect	(4)	(28)
Net loss attributable to Magna	$114	$159

[i] During 2025, we recorded $58 million [$58 million after tax] of charges related to rightsizing activities at two facilities in Europe.

[ii] During 2025, we recorded $41 million [$37 million after tax] of charges related to significant rightsizing activities and plant consolidations at facilities primarily in Europe, as well as $10 million [$10 million after tax] of equity losses related to our share of restructuring activities at an equity method investee.

[iii] During 2025, we recorded $9 million [$9 million after tax] of charges related to rightsizing activities at two facilities in Europe.

(3) Investments

	2025	2024
Revaluation loss (gain) on public company warrants	$ 8	$(17)
Non-cash impairment charge[iv]	2	13
Net revaluation (gain) loss on public and private equity investments	(4)	13
Sales of public equity investments	(3)	—
Other expense, net	3	9
Tax effect	1	3
Net loss attributable to Magna	$ 4	$ 12

[iv] The non-cash impairment charge relates to the impairment of a private equity investment.

(4) Impacts related to Fisker

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. As a result, we recorded impairment charges on our Fisker related net assets and supplier related settlements, including our Fisker warrants, which were received in connection with the agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. We also recorded additional restructuring charges during 2024 related to our Fisker related assembly operations. In the course of such bankruptcy proceedings, we terminated our manufacturing agreement for the Fisker Ocean SUV and recognized the remaining $196 million of deferred revenue into income.

	2025	2024
Impairment and supplier related settlements	$—	$ 330
Impairment of Fisker warrants	—	33
Additional restructuring related to Complete Vehicles	—	31
Recognition of deferred revenue	—	(196)
Other income, net	—	198
Tax effect	—	(37)
Net loss attributable to Magna	$—	$ 161

(5) Gain on business combination

During 2024, we acquired a business in our Body Exteriors & Structures segment for $5 million, resulting in a bargain purchase gain of $9 million [$9 million after tax].

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $1.31 billion for 2025 compared to $1.54 billion for 2024. The $234 million decrease is a result of the following changes, each as discussed above:

	2025	2024	Change[i]
Sales	$42,010	$42,836	$ (826)
Costs and expenses			
Cost of goods sold	36,021	37,037	1,016
Selling, general & administrative	2,221	2,061	(160)
Depreciation	1,547	1,510	(37)
Amortization of acquired intangible assets	111	112	1
Interest expense, net	209	211	2
Equity income	(143)	(101)	42
Other expense, net	736	464	(272)
Income from operations before income taxes	$ 1,308	$ 1,542	$ (234)

[i] Change represents the increase (decrease) on Income from operations before income taxes.

INCOME TAXES

	2025		2024	
Income taxes as reported	$425	32.5%	$446	28.9%
Tax effect on Other expense, net and				
Amortization of acquired intangible assets	58	(10.1)	85	(3.8)
Adjustments to Deferred Tax Valuation Allowances	—	—	(51)	(2.4)
Adjusted income taxes	$483	22.4%	$480	22.7%

During 2024 we increased the valuation allowance against certain deferred tax assets in Austria, which was partially offset by the release of certain valuation allowances in Spain, Czechia and Brazil ["Adjustments to Deferred Tax Valuation Allowances"].

Excluding the tax effect on Other expense, net and Amortization of acquired intangible assets, as well as the Adjustments to Deferred Tax Valuation Allowances, our effective income tax rate decreased to 22.4% for 2025 compared to 22.7% for 2024, primarily due to the net favourable impact of foreign exchange adjustments recognized for U.S. GAAP purposes on a year-over-year basis, partially offset by a change in mix of earnings.

On July 4, 2025, the US enacted H.R. 1 "A bill to provide for reconciliation pursuant to Title II of H. Con. Res. 14", commonly referred to as the One Big Beautiful Bill Act. The impact on Magna's consolidated financial statements was not material.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $54 million for 2025 compared to $87 million for 2024. The $33 million decrease was primarily due to lower income at our non-wholly owned operations in China, and the acquisition of the non-controlling 35% interest in a consolidated subsidiary during 2025.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $829 million for 2025 compared to $1.01 billion for 2024. This $180 million decrease was as a result of a decrease in income from operations before income taxes of $234 million, partially offset by a decrease in income attributable to non-controlling interests of $33 million, and a decrease in income taxes of $21 million.

EARNINGS PER SHARE



	2025	2024	% Change
Earnings per Common Share			
Basic	**$ 2.94**	$ 3.52	−16%
Diluted	**$ 2.93**	$ 3.52	−17%
Weighted average number of Common Shares outstanding (millions)			
Basic	**281.7**	286.8	−2%
Diluted	**282.5**	286.9	−2%
Adjusted diluted earnings per share	**$ 5.73**	$ 5.41	+6%

Diluted earnings per share was $2.93 for 2025, compared to $3.52 for 2024. The $0.59 decrease was substantially as a result of: lower net income attributable to Magna International Inc., as discussed above; partially offset by a decrease in the weighted average number of diluted shares outstanding. The decrease in the weighted average number of diluted shares outstanding was substantially due to the purchase and cancellation of Common Shares, subsequent to 2024, pursuant to our normal course issuer bid.

Other expense, net, and Amortization of acquired intangible assets, each after tax, negatively impacted diluted earnings per share by $2.80 in 2025 and $1.89 in 2024, respectively. Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $5.73 for 2025, compared to $5.41 for 2024, an increase of $0.32.

NON-GAAP PERFORMANCE MEASURES

FOR THE YEAR ENDED DECEMBER 31, 2025

ADJUSTED EBIT AS A PERCENTAGE OF SALES



Adjusted EBIT as a percentage of sales

The table below shows the change in Magna's Sales and Adjusted EBIT by segment, as well as the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales, for 2025 compared to 2024:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales
2024	$42,836	$2,329	5.4%
Increase (decrease) related to:			
Body Exteriors & Structures	(381)	64	+0.2%
Power & Vision	(193)	(122)	−0.3%
Seating Systems	98	(13)	—
Complete Vehicles	(338)	21	+0.1%
Corporate and Other	(12)	85	+0.2%
2025	**$42,010**	**$2,364**	**5.6%**

Adjusted EBIT as a percentage of sales increased to 5.6% for 2025 compared to 5.4% for 2024 primarily due to:

- productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;

- higher equity income;

- higher supply chain costs in 2024, due in part to a supplier bankruptcy;

- lower investments in research, development and our new mobility business; and

- provisions related to the insolvency of two Chinese OEMs during 2024.

These factors were partially offset by:

- net commercial items, which had an unfavourable impact on a year-over-year basis, including a resolution with Ford for a product-related matter during the fourth quarter of 2025;

- unfavourable product mix;

- higher employee profit sharing, stock-based and incentive compensation;

- higher production input costs net of customer recoveries, primarily for labour;

- higher pre-operating costs incurred at new facilities;

- higher net tariff costs;

- reduced earnings on lower sales; and

- lower net transactional foreign exchange gains in 2025 compared to 2024.

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital



Adjusted Return on Invested Capital increased to 9.7% for 2025, compared to 9.5% for 2024, as a result of an increase in Adjusted After-tax operating profits, partially offset by higher Average Invested Capital.

Average Invested Capital increased $48 million to $18.92 billion for 2025, compared to $18.88 billion for 2024, primarily due to:

• average investment in operating lease right-of-use assets in excess of average amortization expense on operating lease right-of-use assets;

• average investment in fixed assets in excess of average depreciation expense on fixed assets; and

• the net strengthening of foreign currencies against the U.S. dollar.

These factors were partially offset by:

• long-lived asset impairments during or subsequent to 2024;

• a decrease in average operating assets and liabilities;

• divestitures, net of acquisitions, during or subsequent to 2024; and

• lower net investments in public and private equity companies and public company warrants.

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	Sales			Adjusted EBIT		
	2025	2024	Change	**2025**	2024	Change
Body Exteriors & Structures	**$16,618**	$16,999	$(381)	**$1,347**	$1,283	$ 64
Power & Vision	**15,198**	15,391	(193)	**688**	810	(122)
Seating Systems	**5,898**	5,800	98	**210**	223	(13)
Complete Vehicles	**4,848**	5,186	(338)	**151**	130	21
Corporate and Other	**(552)**	(540)	(12)	**(32)**	(117)	85
Total reportable segments	**$42,010**	$42,836	$(826)	**$2,364**	$2,329	$ 35

BODY EXTERIORS & STRUCTURES

	2025	2024	Change	
Sales	**$16,618**	$16,999	$(381)	−2%
Adjusted EBIT	**$ 1,347**	$ 1,283	$ 64	+5%
Adjusted EBIT as a percentage of sales	**8.1%**	7.5%		+0.6%



Sales

Sales — Body Exteriors & Structures

Sales decreased 2%, or $381 million, to $16.62 billion for 2025, compared to $17.00 billion for 2024, primarily due to:

- lower light vehicle production in North America and Europe on certain ongoing programs, and the end of production of certain programs, including the:
  - Chevrolet Malibu;
  - BMW X4; and
  - Ford Edge;
- the divestiture of certain operations in India during 2024, which decreased sales by $119 million; and
- net customer price concessions.

These factors were partially offset by:

- the launch of programs during or subsequent to 2024, including the:
  - GMC Acadia, Chevrolet Traverse & Buick Enclave;
  - Skoda Elroq; and
  - Ford Expedition & Lincoln Navigator;
- the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $98 million; and
- net commercial items, which had a favourable impact on a year-over-year basis.



Adjusted EBIT and Adjusted EBIT as a percentage of sales — Body Exteriors & Structures

Adjusted EBIT increased $64 million to $1,347 million for 2025, compared to $1,283 million for 2024, and Adjusted EBIT as a percentage of sales increased to 8.1% from 7.5%. These increases were primarily due to:

- productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;
- net commercial items, which had a favourable impact on a year-over-year basis;
- higher supply chain costs in 2024, due in part to a supplier bankruptcy; and
- provisions related to the insolvency of two Chinese OEMs during 2024.

These factors were partially offset by:

- net transactional foreign exchange losses in 2025, compared to net transactional foreign exchange gains in 2024;
- higher pre-operating costs incurred at new facilities;
- reduced earnings on lower sales;
- higher production input costs net of customer recoveries, primarily for labour;
- higher launch costs;
- unfavourable product mix;
- higher net tariff costs; and
- the divestiture of certain operations in India in 2024.

POWER & VISION

	2025	2024	Change	
Sales	$15,198	$15,391	$(193)	−1%
Adjusted EBIT	$ 688	$ 810	$(122)	−15%
Adjusted EBIT as a percentage of sales	4.5%	5.3%		−0.8%



Sales

$17,000 — $15,391 (2024)   - 1% → $15,198 (2025)

$-

Sales — Power & Vision

Sales decreased 1%, or $193 million, to $15.20 billion for 2025, compared to $15.39 billion for 2024, primarily due to:

- lower light vehicle production in North America and Europe on certain ongoing programs, and the end of production of certain programs, including the:
  - Jeep Renegade & Fiat 500X;
  - Subaru Outback; and
  - Ford Focus;
- net customer price concessions; and
- net commercial items, which had an unfavourable impact on a year-over-year basis, including a resolution with Ford for a product-related matter during the fourth quarter of 2025.

These factors were partially offset by:

- the launch of programs during or subsequent to 2024, including the:
  - GMC Acadia, Chevrolet Traverse & Buick Enclave;
  - Jetour Freedom; and
  - Mercedes-Benz G-Class;
- the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $232 million; and
- net customer recoveries, including for higher tariff costs incurred during the year.



Adjusted EBIT	Adjusted EBIT as a percentage of sales
$900 — $810 (2024) - 15% → $688 (2025)	6.0% — 5.3% (2024) → 4.5% (2025)
$-	0.0%

Adjusted EBIT and Adjusted EBIT as a percentage of sales — Power & Vision

Adjusted EBIT decreased $122 million to $688 million for 2025, compared to $810 million for 2024, and Adjusted EBIT as a percentage of sales decreased to 4.5% from 5.3%. These decreases were primarily due to:

- net commercial items, which had an unfavourable impact on a year-over-year basis, including a resolution with Ford for a product-related matter during the fourth quarter of 2025;
- reduced earnings on lower sales;
- net transactional foreign exchange losses in 2025, compared to net transactional foreign exchange gains in 2024;

- higher net warranty costs of $27 million;

- unfavourable product mix;

- higher employee profit sharing, stock-based compensation, and incentive compensation; and

- higher net tariff costs.

These factors were partially offset by:

- productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;

- lower launch costs; and

- higher equity income.

SEATING SYSTEMS

	2025	2024	Change	
Sales	$5,898	$5,800	$ 98	+2%
Adjusted EBIT	$ 210	$ 223	$(13)	−6%
Adjusted EBIT as a percentage of sales	3.6%	3.8%		−0.2%

Sales



Sales — Seating Systems

Sales increased 2%, or $98 million, to $5.90 billion for 2025, compared to $5.80 billion for 2024, primarily due to:

- the launch of programs during or subsequent to 2024, including the:

    · Audi A5;

    · Skoda Elroq; and

    · GMC Acadia, Chevrolet Traverse & Buick Enclave;

- the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $58 million; and

- net customer recoveries, including for higher tariff costs incurred during the year.

These factors were partially offset by:

- lower light vehicle production in North America and Europe on certain ongoing programs, and the end of production of certain programs, including the:

    · Ford Escape; and

    · Ford Edge; and

- net customer price concessions.



Adjusted EBIT

$250 — $223 (2024) | - 6% | $210 (2025) | $-



Adjusted EBIT as a percentage of sales

4.0% — 3.8% (2024) | 3.6% (2025) | 0.0%

Adjusted EBIT and Adjusted EBIT as a percentage of sales — Seating Systems

Adjusted EBIT decreased $13 million to $210 million for 2025, compared to $223 million for 2024, and Adjusted EBIT as a percentage of sales decreased to 3.6% from 3.8%. These decreases were primarily due to:

- net commercial items, which had an unfavourable impact on a year-over-year basis;
- net transactional foreign exchange losses in 2025, compared to net transactional foreign exchange gains in 2024;
- higher production input costs net of customer recoveries, primarily relating to labour and certain commodities;
- higher launch costs;
- higher restructuring costs; and
- higher net tariff costs.

These factors were partially offset by:

- productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;
- provisions related to the insolvency of a Chinese OEM during 2024;
- higher equity income;
- the benefit of government research and development incentives in 2025; and
- earnings on higher sales.

COMPLETE VEHICLES

	2025	2024	Change	
Complete Vehicle Assembly Volumes (thousands of units)[(i)]	**70.9**	71.9	(1.0)	−1%
Sales	**$4,848**	$5,186	$(338)	−7%
Adjusted EBIT	**$ 151**	$ 130	$ 21	+16%
Adjusted EBIT as a percentage of sales	**3.1%**	2.5%		+0.6%

(i) Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.



Sales

$6,000 — $5,186 (2024) | - 7% | $4,848 (2025) | $-

Complete Vehicle Volumes (thousands of units)

75.0 — 71.9 (2024) | - 1% | 70.9 (2025) | -

Sales — Complete Vehicles

Sales decreased 7%, or $338 million, to $4.85 billion for 2025, compared to $5.19 billion for 2024, and complete vehicle assembly volumes decreased 1%. The decrease in volumes was primarily due to lower volumes with full-costed contractual arrangements partially offset by higher volumes with value-added contractual arrangements.

The decrease in sales is primarily a result of: lower complete vehicle assembly volumes, including the end of production of the Jaguar I-Pace and Jaguar E-Pace; and lower engineering revenue. These factors were partially offset by: the launch of the Mercedes-Benz G-Class during the fourth quarter of 2024; and an $184 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.





Adjusted EBIT and Adjusted EBIT as a percentage of sales — Complete Vehicles

Adjusted EBIT increased $21 million to $151 million for 2025, compared to $130 million for 2024, and Adjusted EBIT as a percentage of sales increased to 3.1% from 2.5%. These increases were primarily due to:

- productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;

- higher earnings due to favourable program mix;

- lower production input costs net of customer recoveries, primarily relating to labour; and

- the net strengthening of foreign currencies against the U.S. dollar, which had a $5 million favourable impact on reported U.S. dollar Adjusted EBIT.

These factors were partially offset by:

- lower income on lower engineering sales;

- net commercial items, which had an unfavourable impact on a year-over-year basis; and

- reduced earnings on lower complete vehicle assembly volumes.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $32 million for 2025 compared to a loss of $117 million for 2024. The $85 million improvement was primarily the result of:

- net transactional foreign exchange gains in 2025, compared to net transactional foreign exchange losses in 2024;

- lower investments in research, development and our new mobility business;

- an increase in fees received from our divisions;

- lower restructuring costs; and

- higher equity income.

These factors were partially offset by:

- higher incentive and stock-based compensation;

- a gain on the sale of an equity-method investment during 2024;

- higher consulting and legal costs; and

- higher costs to accelerate operational excellence initiatives.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES



Cash provided from operating activities

	2025	2024	Change
Net income	**$ 883**	$1,096	
Items not involving current cash flows	**2,368**	1,857	
	3,251	2,953	$ 298
Changes in operating assets and liabilities	**347**	681	(334)
Cash provided from operating activities	**$3,598**	$3,634	$ (36)

Cash provided from operating activities

Comparing 2025 to 2024, cash provided from operating activities decreased by $36 million primarily as a result of lower changes in operating assets and liabilities, and lower net income, partially offset by higher items not involving current cash flows. The key components of this decrease were:

- a $394 million decrease in cash received from customers;

- a $182 million increase in cash taxes;

- a $65 million increase in cash paid for labour; and

- lower dividends received from equity investments of $14 million.

These factors were partially offset by a $615 million decrease in cash paid for materials and overhead.

Changes in operating assets and liabilities

During 2025, we generated $347 million from operating assets and liabilities primarily consisting of:

- a $792 million decrease in production and other receivables, including due to customer recoveries;

- a $186 million increase in other accrued liabilities;

- a $127 million decrease in production inventory; and

- a $35 million decrease in tooling investment for current and upcoming program launches.

These factors were partially offset by:

- a $568 million decrease in accounts payable;

- a $176 million decrease in taxes payable; and

- a $49 million decrease in accrued wages and salaries.

INVESTING ACTIVITIES



Cash used for investing activities

$(3,500) $(2,592)   - 34% $(1,700)

2024   2025

	2025	2024	Change
Fixed asset additions	$(1,313)	$(2,178)	
Acquisitions	(1)	(86)	
Increase in investments, other assets and intangible assets	(499)	(617)	
Increase in public and private equity investments	(8)	(12)	
Proceeds from dispositions of fixed assets, other assets and investments	121	219	
Net cash inflow from disposal of facilities	—	82	
Cash used for investing activities	$(1,700)	$(2,592)	$892

Cash used for investing activities in 2025 was $892 million lower compared to 2024. The change between 2025 and 2024 was primarily due to an $865 million decrease in cash used for fixed assets, a $118 million decrease in cash used for investments, other assets and intangible assets, and an $85 million decrease in cash used for acquisitions. These factors were partially offset by the net cash inflow from the disposal of certain operations in India during 2024, and lower proceeds from dispositions of fixed assets, other assets and investments.

FINANCING ACTIVITIES

	2025	2024	Change
Issues of debt	$ 1,048	$ 778	
Decrease in short-term borrowings	(318)	(182)	
Repayments of debt	(1,397)	(815)	
Issue of Common Shares on exercise of stock options	2	30	
Tax withholdings on vesting of equity awards	(5)	(8)	
Repurchase of Common Shares	(137)	(207)	
Dividends paid	(544)	(539)	
Dividends paid to non-controlling interests	(59)	(46)	
Acquisition of non-controlling interest	(122)	—	
Cash used for financing activities	$(1,532)	$(989)	$(543)

During 2025, we issued the following Senior Notes [the "Senior Notes"]:

	Settlement Date	Net Cash Proceeds[i]	Maturity Date
€575 million Senior Notes at 3.625%	May 21, 2025	€569 million	May 21, 2031
$400 million Senior Notes at 5.875%	May 22, 2025	$397 million	June 1, 2035

(i) Net cash proceeds represent the public offering price less the underwriting discount, before expenses.

Net cash proceeds received from the Senior Notes issuances was $1,042 million, which were issued for general corporate purposes, including the repayment of $300 million in Senior Notes on May 23, 2025, and $650 million in Senior Notes on September 24, 2025.

The Senior Notes are unsecured obligations and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes. Refer to Note 17, "Debt" of our consolidated financial statements.

Short-term borrowings decreased $318 million during 2025, primarily due to a $271 million decrease in notes outstanding under the U.S. commercial paper program.

During 2025, we repaid $100 million outstanding under the 3-year tranche and $300 million outstanding under the 5-year tranche of our syndicated, unsecured, delayed draw term loan facility [the "Term Loan"].

During 2025, we repurchased 3.0 million Common Shares under normal course issuer bids for aggregate cash consideration of $137 million.

During 2025, we acquired the non-controlling 35% interest in a consolidated subsidiary, increasing our interest to 100%. The total purchase price was $143 million, of which $122 million was paid during 2025. The remaining $21 million is expected to be paid during the first quarter of 2026.

Cash dividends paid per Common Share were $1.94 for 2025, compared to $1.90 for 2024.

FINANCING RESOURCES

	2025	2024	Change
Liabilities			
Short-term borrowing	$ —	$ 271	
Long-term debt due within one year	27	708	
Current portion of operating lease liabilities	328	293	
Long-term debt	4,685	4,134	
Operating lease liabilities	1,649	1,662	
	$6,689	$7,068	$(379)

Financial liabilities decreased $379 million to $6.69 billion as at December 31, 2025, primarily as a result of the repayments of $300 million and $650 million in Senior Notes during the second and third quarters of 2025, respectively, repayment of $100 million and $300 million of the 3-year tranche and 5-year tranche Term Loan during the second and fourth quarter of 2025, respectively, and a decrease in notes outstanding under the U.S. commercial paper program. These decreases were partially offset by the issuance of €575 million and $400 million of Senior Notes during the second quarter of 2025, the strengthening of foreign currencies against the U.S. dollar, and renewing existing and entering into new operating lease agreements.

CASH RESOURCES

In 2025, our cash resources increased by $365 million to $1.6 billion, primarily as a result of cash provided from operating activities, partially offset by cash used for investing and financing activities. In addition to our cash resources at December 31, 2025, we had term and operating lines of credit totaling $4.0 billion, of which $3.9 billion was unused and available.

On March 21, 2025, we amended our $800 million 364-day syndicated revolving credit facility, including to extend the maturity date from June 24, 2025 to June 24, 2026. As of December 31, 2025, we have not borrowed any funds under this credit facility.

On March 21, 2025, we amended our $2.7 billion syndicated revolving credit facility, including to extend the maturity date from June 25, 2029 to June 25, 2030. As of December 31, 2025, we have no amounts outstanding under this credit facility.

On March 21, 2025, we amended our Term Loan to include an additional 3-year delayed draw tranche of $650 million with a draw expiration date of July 12, 2025. On July 8, 2025, we reduced the tranche amount from $650 million to $350 million and extended the draw expiration date to January 12, 2026. On January 12, 2026, the term loan facility expired with no amount drawn.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 25, 2026 were exercised:

Common Shares	278,795,469
Stock options[i] and share awards	4,129,151
	282,924,620

(i) Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements-based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2025, we had contractual obligations requiring annual payments as follows:

	2026	2027 – 2028	2029 – 2030	Thereafter	Total
Operating leases	$ 400	$ 670	$ 514	$ 892	$ 2,476
Long-term debt	27	742	1,488	2,481	4,738
Unconditional purchase obligations:					
Materials and services	2,154	1,049	644	260	4,107
Capital	409	107	54	20	590
Total contractual obligations	$2,990	$2,568	$2,700	$3,653	$11,911

Our unfunded obligation with respect to employee future benefit plans, which have been actuarially determined, was $490 million at December 31, 2025. These obligations are as follows:

	Pension Liability	Retirement Medical Liability	Termination and Long-term Service Arrangements	Total
Projected benefit obligation	$ 479	$17	$417	$ 913
Less plan assets at fair value	(423)	—	—	(423)
Ending funded status — Plan deficit	$ 56	$17	$417	$ 490

FOREIGN CURRENCY ACTIVITIES

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars, Canadian dollars and Mexican pesos. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars and Mexican pesos. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros. Our European operations' material, equipment and labour are principally paid for in euros and U.S. dollars.

Our Asian operations negotiate sales contracts with OEMs for payment principally in Chinese renminbi. Our Asian operations' material, equipment and labour are paid for principally in Chinese renminbi.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where the local currency is not a division's functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, Chinese renminbi or Mexican peso, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	2025	2024
Net income	$ 883	$1,096
Add:		
Amortization of acquired intangible assets	111	112
Interest expense, net	209	211
Other expense, net	736	464
Income taxes	425	446
Adjusted EBIT	$2,364	$2,329

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	2025	2024
Sales	$42,010	$42,836
Adjusted EBIT	$ 2,364	$ 2,329
Adjusted EBIT as a percentage of sales	5.6%	5.4%

ADJUSTED DILUTED EARNINGS PER SHARE

	2025	2024
Net income attributable to Magna International Inc.	$ 829	$1,009
Add (deduct):		
Amortization of acquired intangible assets	111	112
Other expense, net	736	464
Tax effect on Amortization of acquired intangible assets and Other expense, net	(58)	(85)
Adjustments to Deferred Tax Valuation Allowances	—	51
Adjusted net income attributable to Magna International Inc.	$1,618	$1,551
Diluted weighted average number of Common Shares outstanding during the period (millions)	282.5	286.9
Adjusted diluted earnings per share	$ 5.73	$ 5.41

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the twelve month period is averaged on a five-fiscal quarter basis.

	2025	2024
Net Income	$ 883	$1,096
Add (deduct):		
Amortization of acquired intangible assets	111	112
Interest expense, net	209	211
Other expense, net	736	464
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(107)	(133)
Adjustments to Deferred Tax Valuation Allowances	—	51
Adjusted After-tax operating profits	$1,832	$1,801

	As at December 31,	
	2025	2024
Total Assets	$ 31,417	$ 31,039
Excluding:		
Cash and cash equivalents	(1,612)	(1,247)
Deferred tax assets	(864)	(819)
Less Current Liabilities	(10,989)	(12,097)
Excluding:		
Short-term borrowing	—	271
Long-term debt due within one year	27	708
Current portion of operating lease liabilities	328	293
Invested Capital	$ 18,307	$ 18,148

	2025	2024
Adjusted After-tax operating profits	$ 1,832	$ 1,801
Average Invested Capital	$18,923	$18,875
Adjusted Return on Invested Capital	9.7%	9.5%

SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2025, we purchased 3,510,743 Common Shares for cancellation and 191,858 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of $214 million.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 2, "Significant Accounting Policies", to our consolidated financial statements. The preparation of our audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of our consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

REVENUE RECOGNITION — COMPLETE VEHICLE ASSEMBLY ARRANGEMENTS

Our complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. Each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or as a reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and recognized as revenue.

Additionally, as the terms of our complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process, we must determine whether we are acting as principal in these arrangements, or acting as an agent in which case the revenue recognized would principally reflect the assembly fee.

Significant interpretation and judgement is sometimes required to determine the appropriate accounting for these contracts including: (i) combining contracts that may impact the allocation of the transaction price between products and services; (ii) determining whether performance obligations are considered distinct and are required to be accounted for separately or combined; and (iii) the allocation of the transaction price to each distinct performance obligation and determining when to recognize revenue.

IMPAIRMENT ASSESSMENTS — GOODWILL, LONG-LIVED ASSETS, AND EQUITY METHOD INVESTMENTS

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed by comparing the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If a reporting unit's carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

During the fourth quarter of 2025, we assessed goodwill impairment based on a comparison of each reporting unit's fair value to the underlying carrying amount of net assets, including goodwill. Through this analysis, the Electronics reporting unit within our Power & Vision segment demonstrated indicators of impairment due to lower than expected sales and reduced volume projections. As a result, we recorded a $379 million non-cash impairment charge within Other expense, net. The impairment was measured under an income approach, utilizing discounted cash flows to derive the fair value of the reporting unit. The inputs utilized in the analyses were classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected revenues and costs, estimated production volumes, future growth rates and appropriate discount rates (based on weighted average cost of capital). To the extent that future profitability continues to decline as compared to forecasted profitability or if adverse changes occur to key assumptions or other fair value measurement inputs, additional impairment of our goodwill could occur in the future. Refer to Note 4, "Other Expense, Net" of the notes to our consolidated financial statements for additional information.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer, or the early termination, loss, renegotiation of the terms of, significant volume decrease in, or delay in the implementation of, any significant production contract. If the sum of the undiscounted future cash flows expected to result from the assets, without interest charges, is less than the carrying amount of the assets, an asset impairment may be recognized in our consolidated financial statements. The amount of impairment to be recognized is calculated as the difference between the fair value and carrying amount of the asset.

During the fourth quarter of 2025, we concluded that there were indicators of impairment related to finite-lived intangible assets in the Electronics reporting unit within our Power & Vision segment due to lower than expected sales and declines in volume projections. As a result, we recorded a $212 million non-cash impairment charge within Other expense, net of which $158 million related to patents and technology and $54 million related to customer relationship intangibles. The impairment was measured based on a comparison of the asset's fair value to the carrying value. Fair value of finite-lived intangible assets is determined using estimated discounted future cash flows. The inputs utilized in the analyses were classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected revenues and costs, estimated production volumes, and appropriate discount rates (based on weighted average cost of capital). To the extent that future profitability continues to decline as compared to forecasted profitability or if adverse changes occur to key assumptions or other fair value measurement inputs, additional impairment of our finite-lived intangible assets could occur in the future. Refer to Note 4, "Other Expense, Net" of the notes to our consolidated financial statements for additional information.

As of December 31, 2025, we had equity method investments of $846 million. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows.

We believe that the impairment assessments for goodwill, long-lived assets, and equity method investments contain "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change, which could materially impact our assessment for fair value, as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes, and the appropriate discount rates (based on a weighted average cost of capital ranging from 10.5% to 15.5% at December 31, 2025); and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

WARRANTY

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. For certain products, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or our warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims. These estimates typically require assumptions from management regarding: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.

We monitor warranty activity on an ongoing basis and revise our best estimate as necessary. Due to the uncertainty and potential volatility of the factors contributing to developing estimates of the amounts necessary to settle existing claims, actual product liability costs could be materially different from our best estimate.

INCOME TAXES

The determination of tax liabilities involves dealing with uncertainties in the application of complex tax laws. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2025, we had gross unrecognized tax benefits of $191 million excluding interest and penalties, of which $113 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowances on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 13, "Income Taxes" of the notes to our consolidated financial statements for additional information.

EMPLOYEE FUTURE BENEFIT PLANS

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2025, we had past service costs and actuarial experience losses of $73 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 24, "Contingencies" of our audited consolidated financial statements for the year ended December 31, 2025.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form, filed with the securities commissions in Canada, our Annual Report on Form 40-F, filed with the United States Securities and Exchange Commission, and subsequent filings.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the "Exchange Act"]), are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2025, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission ["SEC"]) are effective as of December 31, 2025.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission ["COSO"] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2025, such internal control over financial reporting is effective. The Company's internal control over financial reporting as of December 31, 2025, has been audited by Deloitte LLP, an Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2025. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2025.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting that occurred during 2025 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant risks:

MACROECONOMIC, GEOPOLITICAL AND OTHER RISKS

- **Geopolitical Risks:** Geopolitical crises could create a number of risks, including: disruption of energy supplies (particularly natural gas and oil); shipping/transportation and logistics, vehicle production and/or supply chains; weakening economic growth and consumer confidence; increasing inflation; increasing physical or cybersecurity threats; and/or worsening other risks described elsewhere in these Risk Factors, such as commodity prices, relative foreign exchange rates and risks of doing business in foreign markets. An expansion or worsening of existing geopolitical crises, or the occurrence of significant new geopolitical risks, could have a material adverse effect on our business and operations.
- **Threats to Free Trade Agreements:** Historical growth in the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America pursuant to the North American Free Trade Agreement (1994 — 2020) and the United States-Mexico-Canada Agreement ["USMCA"] (2020 — Present). Measures implemented by the current U.S administration have created an unpredictable trade environment

by imposing or expanding tariffs, and in some cases, modifying or suspending some of the tariffs recently imposed. The overall climate of trade and tariff unpredictability presents a number of challenges for the entire automotive supply chain, including:

- **Disruption of integrated supply chains** — U.S. tariff and trade policies risk disrupting integrated global and regional automotive supply chains, given the stated aim of repatriating manufacturing to the U.S. Continuing uncertainty appears to be impacting OEM production/footprint decision-making and presents industry-wide challenges with planning, forecasting and efficient capital allocation.

- **Input costs** — U.S. tariffs, together with retaliatory measures, risk increasing our input costs, the prices paid by our customers for our products, as well as the price consumers pay for vehicles. Significant or sustained unmitigated tariff cost increases which are not recovered from our customers could have a material adverse effect on our profitability.

- **Vehicle affordability** — to the extent tariffs erode vehicle affordability, consumer demand for vehicles may decline, prompting a reduction in vehicle production volumes, which is a material driver of our operations, sales and profitability.

- **International Trade Disputes:** International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of sanctions, tariffs and/or the escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations, profitability and ability to effectively execute our corporate strategy.

- **Planning and Forecasting Challenges:** Macroeconomic and geopolitical uncertainty, together with unpredictable government policy-making, including with respect to trade and tariffs, continue to present operational planning and forecasting challenges for OEMs, Tier 1 suppliers, and other automotive suppliers. In recent years, OEMs have taken actions such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM actions can result in a number of direct and indirect consequences for automotive suppliers like Magna, including: lower sales; significant production inefficiencies resulting from our production lines being stopped/restarted unexpectedly; and unrecoverable costs and changes, including from sub-suppliers that have been adversely affected by production inefficiencies. If prolonged, the occurrence/recurrence of any such actions could have a material adverse effect on our operations, sales and profitability. Additionally, planning and forecasting uncertainty could result in greater variability between market expectations and our actual financial and operating results which, in turn, could increase volatility in our stock price.

- **Interest Rates:** Key consumer borrowing rates in North America and Europe remain elevated compared to levels experienced prior to 2020. The availability and cost of credit are both factors affecting consumer confidence, which is a critical driver of vehicle sales and thus automotive production. A material, sustained decrease in consumer demand for vehicles could result in reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition. Higher interest rates will also have an adverse effect on our borrowing costs and, if prolonged, could have an adverse effect on our profitability.

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

- **Pace of EV Adoption:** Although the number of EVs sold globally continues to grow, the rate of growth has moderated in some markets due to consumer hesitancy related to issues such as: vehicle affordability; reduced availability of government rebates for the purchase of EVs; concerns regarding evolving battery technologies; anxiety regarding driving range; inadequacy of charging infrastructure; new EV OEMs and models with little or no operating and warranty history; and rapid depreciation and deterioration in residual values for EVs. If planned production volumes for EV programs do not materialize, we may not be able to recover our capital investments related to such programs, or to recover such investments within the timeframes contemplated, which could have a material adverse effect on our profitability and financial condition.

- **North American EV Program Deferrals, Cancellations and Volume Reductions:** Certain OEMs, primarily in North America, continue updating their EV strategies by deferring or cancelling planned EV programs and/or reducing production volumes below the levels at which we previously quoted. We are pursuing commercial recoveries from our customers as a result of these actions, but we may be unable to fully recover various pre-production, tooling, engineering, and other costs incurred in advance of production, or unable to recover them within the timeframe originally contemplated in our business plan. We may also experience production inefficiencies, including as a result of unutilized or underutilized production capacity and/or disruptions to our workforce plans at affected facilities. The deferral or cancellation of EV programs, or reduction in planned production volumes, combined with the failure to secure commercial recoveries from our customers to fully offset associated costs and inefficiencies, may have a material adverse effect on our profitability.

- **Economic Cyclicality:** Ordinarily, the global automotive industry is cyclical, with potential for regional differences in the timing of expansion and contraction of economic cycles. In normal industry cycles, lower consumer confidence typically translates to lower vehicle sales and production volumes. Examples of factors which often reduce consumer confidence include: worsening economic, political, and other conditions; consumer perceptions and general trends related to the job, housing, and stock markets; military conflict; increasing inflation (particularly fuel and energy prices); and rising interest rates. A significant decline in vehicle production volumes from levels assumed in our business plan could have a material adverse effect on our profitability and financial condition.

- **Regional Production Volumes:** North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all these geographic regions could have a material adverse effect on our operations, sales, and profitability.

- **Deteriorating Vehicle Affordability:** Higher vehicle prices continue to create affordability challenges for consumers. Factors contributing to higher vehicle prices include: tariffs; costs related to advanced electronic systems; elevated vehicle finance costs; increased commodity costs; and changes in relative foreign exchange rates. A material, sustained decrease in consumer demand for vehicles due to deteriorating vehicle affordability could result in reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition.

- **Intense Competition:** The automotive supply industry is highly competitive. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics and semiconductor chip companies have entered or expanded their presence in the automotive industry. At the same time, disruptive technology innovators continue introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors could affect our ability to fully implement our corporate strategy.

STRATEGIC RISKS

- **Evolution of the Vehicle:** The success of our corporate strategy is correlated to our ability to grow our business and capabilities in product areas which demonstrate long-term growth. Some systems in our product portfolio are expected to decline over the long-term, including manual transmissions, mechanical all-wheel drive/four-wheel drive systems and fuel tank systems. The failure to grow our sales of higher growth products at or above the industry rates of growth for such products could have a material adverse effect on our profitability and financial condition.

- **Evolving Business Risk Profile:** The risk profile of our business continues to evolve due to our exposure to product areas such as battery enclosures, electrified powertrains, advanced driver assistance systems ["ADAS"] and electronics. As a result, we may face new or heightened risks, including: forecasting, planning and capital allocation risks due to uncertainties regarding the shift from internal combustion engine ["ICE"] to EV production volumes; take-rates for ADAS systems and/or features offered to consumers as optional items; reduction in demand for certain products which are unique to ICE vehicles; challenges in quoting for profitable returns on products with leading-edge technologies; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; increased counterparty risk; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability, or financial condition.

- **Technology and Innovation:** While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing significant electrical, electronic, and software-driven change and disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be significant factors in our ability to remain competitive. Additionally, our success is dependent on our ability to attract, develop and retain employees with the required technical and/or software skills. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage in bidding for new business and may not be able to recover some or all our engineering, research, and development costs, which could have a material adverse effect on our profitability, financial condition, and ability to fully implement our corporate strategy.

- **Investments in Mobility and Technology Companies:** In addition to our development activities, we have invested in various mobility and technology companies, as well as funds that invest in such companies, and may continue to do so in the future. However, investing in such companies involves a high degree of risk, including the potential loss of some or all of our investment value and/or supply continuity risks to the extent we have supply relations with them. There is currently no public market for the shares or units of some of these investments and, as a result, we may be unable to monetize such investments in the future. In some cases, we may have equity in technology-driven suppliers with which we have commercial supply relations; while the value of such equity may be affected by the commercial prospects of such programs, our ability to exit our investments may be impaired by the existence of our commercial supply relationship. Investments in companies or funds which are currently or subsequently become publicly traded are "marked-to-market" quarterly, which may result in us recording unrealized gains or losses in any given quarter. The realization of any of the foregoing investment-related risks could have an adverse effect on our profitability and financial condition.

CUSTOMER-RELATED RISKS

- **Customer Concentration:** Although we supply parts to all major OEMs, a significant majority of our sales are to six customers: General Motors, Mercedes-Benz, Ford, BMW, Volkswagen and Stellantis. Additionally, growth rates of OEMs differ by region and segment, with significant growth by some EV-focused OEMs in certain markets, such as China. Shifts in market share away from our top customers could have a material adverse effect on our profitability to the extent we are unable to offset such lost sales with sufficient sales growth to alternative OEMs.

- **Market Shifts:** While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Additionally, in recent years, we have experienced a concentration in content on certain EV models. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our sales and profitability.

- **Growth of Chinese OEMs:** A number of China-based OEMs ["COEMs"], including BYD, Chery, GAC, Geely, Huawei, Nio, Xiaomi, and XPeng, have demonstrated significant commercial success in China in recent years and some are seeking to export vehicles to, or localize production in, Europe. While we are targeting growth with some of these COEMs, we may not have relationships with them which are as well established as those with our traditional customers. The failure to sufficiently grow our sales to those COEMs which achieve significant commercial success could adversely impact our long-term strategy. Additionally, to the extent COEMs win market share from our traditional customers, our profitability may be adversely affected if we are unable to offset lost sales by winning business with such COEMs or on alternative programs with sufficient volumes and margins.

- **Dependence on Outsourcing:** We depend on outsourcing by OEMs, including the outsourcing of complete vehicle assembly to our contract vehicle manufacturing business. The extent of such outsourcing is based on a number of factors, including: the cost, quality, and timeliness of outsourced production relative to in-house production by an OEM; the degree of unutilized capacity at an OEM's facilities; collective bargaining agreements and labour relations between OEMs and labour unions; impact of tariffs on OEMs' manufacturing footprints; and other factors. Currently, many OEMs have excess vehicle assembly capacity, particularly in Europe and China. Additionally, since EVs have fewer components than vehicles with internal combustion engines, some OEMs may insource production of certain components or systems to maintain employment levels committed to in collective bargaining agreements and/or in connection with government incentives. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

- **Consumer Take Rate Shifts:** Shifts in consumer preferences may impact "take rates" for certain types of products we sell. Examples of such products include: all-wheel drive systems; power liftgates; active aerodynamics systems; ADAS; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher "take rates" for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

- **Customer Purchase Orders:** Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements rather than a specific quantity of products and can be terminated by a customer at any time. We may have various tooling, engineering, dedicated program capital, and other costs incurred in advance of production which cannot be easily recovered from our customers if a purchase order is terminated and/or if forecast production volumes fail to materialize within the timeframe contemplated in our business plan. We may also experience production inefficiencies, including as a result of unutilized or underutilized production capacity and/or disruptions to our workforce plans at facilities affected by the cancellation or reduction of production volumes. The failure to secure commercial recoveries from customers to offset such costs and other operating inefficiencies may have a material adverse effect on our profitability.

- **Potential OEM Production-Related Disruptions:** Any significant OEM production disruptions, including as a result of labour unrest at customer or sub-supplier facilities, parts shortages, or natural disasters, would lead to disruptions to our production, which could have a material adverse effect on our sales and profitability.

SUPPLY CHAIN RISKS

- **Supply Base:** We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. The financial health of automotive suppliers is impacted by a number of factors, including economic conditions and production volumes. A significant worsening of economic conditions or reduction in production volumes could deteriorate the financial condition of our supply base, which could lead to, among other things: disruptions in the supply of critical components to us or our customers; and/or temporary shutdowns of our production line(s) or the production line(s) of our customers. The occurrence of any such factors could have a material adverse effect on our profitability.

- **Supplier Claims:** Input cost increases, shortfalls in vehicle production volumes, program deferrals or cancellations, intellectual property claims, tariff costs, and other factors could give rise to commercial or legal cost recovery claims against us by our suppliers, which could have an adverse effect on our profitability.

- **Supply Chain Disruptions:** OEMs and Tier 1 automotive suppliers may experience supply disruptions, constraints and/or price increases on critical manufacturing inputs (including semiconductor chips), for a number of different reasons, including: competing demand from non-automotive sectors; government regulation or intervention; trade and tariff disputes; geopolitical and/or military conflict; interruption of shipping or other transportation routes; natural catastrophes; labour disruptions; shortages of parts and/or materials; intellectual property claims; and pandemics. Supply chain disruptions which prevent us from the timely supply of products to our customers could result in a range of potential adverse consequences, including: unrecoverable price increases; elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties, business interruption claims, or other commercial claims by our customers and suppliers; loss of future business; and reputational damage. The impacts of prolonged supply chain disruptions or constraints could have a material adverse effect on our operations and profitability.

- **Regional Energy Supply and Pricing:** Regional energy supplies have from time to time been disrupted due to geopolitical and military conflict, supply/demand imbalances, government regulation, severe weather events, and challenges related to the transition to renewable energy generation. Unforeseen supply disruptions, demand spikes, prolonged energy disruptions and/or significant energy price increases could have a material adverse effect on our operations and profitability.

MANUFACTURING / OPERATIONAL RISKS

- **Product Launch:** The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing and frequency of design changes by our customers relative to the start of production; product maturity and complexity; production readiness of our own, as well as our customers' and suppliers' manufacturing facilities; robustness of manufacturing and validation processes; launch volumes; quality and production readiness of tooling and equipment; sufficiency of skilled employees; and initial product quality. Failure by us to successfully launch a new product or complete vehicle could result in commercial or litigation claims against us which could have a material adverse effect on our profitability. Additionally, a significant product or program launch failure could adversely affect our reputation, future business prospects with one or more customers, and/or ability to execute our corporate strategy.

- **Operational Underperformance:** From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant or prolonged underperformance at any of our operating divisions could have a material adverse effect on our profitability and operations.

- **Restructuring Costs:** We may sell some product lines and/or downsize, close, or sell some of our operating divisions. By taking such actions, we will incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

- **Impairments:** We have recorded significant impairment charges related to equity interests in joint ventures, goodwill, and long-lived assets in the past and may do so again in the future. The occurrence of any of a number of potential scenarios could result in indicators of impairment, including: the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract; the technological obsolescence of any of our products or production assets; production volumes that are lower than expected; and the insolvency of a customer. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

- **Skilled Labour Attraction/Retention:** Our business is based on successfully attracting, developing, and retaining employees at all levels of the company from "shopfloor" to Executive Management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our corporate strategy.

PRICING RISKS

- **Quote/Pricing Assumptions:** The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs, tariff costs, variance in production volumes, and other quote assumptions from the time of award through the start of production. The inability to quote effectively, or the occurrence of a material change in input costs, tariff costs, production volumes, or other quote assumptions between program award and production, could have a material adverse effect on our profitability.

- **Customer Pricing Pressure/Contractual Arrangements:** We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; pressure to assume incremental warranty costs; and OEM refusal to fully offset inflationary price increases and/or tariff costs. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through commercial negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset and/or fully recover any such incremental costs over the life of production could have a material adverse effect on our profitability. Moreover, while we attempt to negotiate contractual terms with our suppliers that align with the contractual terms between us and our OEM customers, we may not always be successful in doing so. Any such gaps between our customer and supplier contract terms could, in certain circumstances, have an adverse effect on our profitability.

- **Commodity Price Volatility:** Prices for certain key raw materials and commodities used in our parts, including steel, aluminum, resin, and energy can be volatile. In some cases, our risk is mitigated because we purchase steel, aluminum, and to a more limited extent, resin under customer resale programs. Where such commodity purchases are not made under customer resale programs, we seek to offset commodity price increases by: passing such increases to our customers; engineering products with reduced commodity content; implementing hedging strategies; or otherwise. To the extent we are unable to offset commodity price increases, such additional commodity costs could have an adverse effect on our profitability.

- **Scrap Steel/Aluminum Price Volatility:** Some of our manufacturing facilities generate a significant amount of engineered scrap steel and/or aluminum in their manufacturing processes but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and do not necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

WARRANTY / RECALL RISKS

- **Repair/Replacement Costs:** We are responsible for the repair and replacement costs associated with any defective products that we supply to our customers. Certain of our products, such as transmissions and battery enclosures, typically have a higher unit and labour service cost in the event of replacement. Other products, such as cameras, radars and side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all such products need to be replaced. OEMs and/or government regulators can initiate recalls of safety or regulated products, which could place us at risk for the administrative costs of the recall in addition to the repair/replacement costs of defective products, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and repair/replacement costs could have a material adverse effect on our profitability.

- **Warranty Provisions:** In certain circumstances, we are at risk for warranty, product liability and recall costs. We are currently experiencing increased customer pressure to assume greater warranty responsibility. Certain customers seek to impose partial responsibility for warranty costs where the underlying root cause of a product or system failure cannot be determined, or where the root cause is disputed, as in the case of the Ford warranty claim disclosed in Note 24, "Contingencies" of our consolidated financial statements. Warranty provisions for our products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. Warranty claims which exceed warranty provisions could have a material adverse effect on our profitability. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established based on our or our customers' warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

- **Product Liability:** We cannot guarantee that the design, engineering, testing, validation, and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases and/or as we enter newer product areas such as e-Drives or ADAS. If our products fail to perform as expected or as required by governmental regulations, and/or to the extent any such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, our customers or government regulators may initiate a product recall of such products and/or third party product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

IT SECURITY / CYBERSECURITY RISKS

- **IT/Cybersecurity Breach:** Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction, or inappropriate use of sensitive data, including employees' personal data; or result in theft of our, our customers' or our suppliers' intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation and could lead to claims against us that could have a material adverse effect on our profitability.

- **Product Cybersecurity:** The risk of vehicle cyber-attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

OTHER BUSINESS RISKS

- **Joint Ventures:** We conduct certain of our operations through joint ventures with contractual arrangements under which we share management responsibilities with our joint venture partner(s). Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us varies depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and reputation.

- **Intellectual Property:** We own intellectual property that is important to our business and product portfolio. Our intellectual property is an important factor in protecting our innovation activities and maintaining our competitive advantage. From time to time, our intellectual property rights may be challenged, including through the assertion of intellectual property infringement claims which could result in us: being prevented from producing and selling certain products; having to license the infringed product/technology; and/or incurring monetary damages. The foregoing consequences could have an adverse effect on our sales, profitability, and ability to fully implement our corporate strategy.

- **Risks of Doing Business in Foreign Markets:** Conducting business in markets outside our traditional markets of North America and Europe carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; military conflict; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; potential sanctions and export control risk; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and financial condition.

- **Tax Risks:** At any given time, we may face tax exposures arising out of changes in tax or transfer pricing laws (including changes to the enforcement or interpretation of existing laws), adverse court rulings, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have an adverse effect on our profitability. We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize tax losses could adversely affect our profitability.

- **Relative Foreign Exchange Rates:** Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi, and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, or Chinese renminbi, could have an adverse effect on our profitability and financial condition, and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

- **Returns on Capital Investments:** In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments, and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

- **Financial Flexibility:** The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

- **Credit Ratings Changes:** There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us or our industry by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition, and the trading price of our Common Shares.

- **Stock Price Fluctuation:** Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside of our control.

LEGAL, REGULATORY AND OTHER RISKS

- **Legal and Regulatory Proceedings:** From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual, and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters and suffer reputational damage. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

- **Changes in Laws:** A significant change in the current regulatory environment in our principal markets, including: changes in laws or the enforcement or interpretation of existing laws; the imposition of tariffs and trade barriers; stricter regulatory approaches to CO_2 emissions, software and data privacy; sourcing of electronics components; and access to rare earth minerals; and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.



Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

Consolidated Financial Statements

MAGNA INTERNATIONAL INC.

December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the "Company") as at December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment — Power & Vision Segment — Refer to Notes 2, 4, 12 and 14 to the financial statements

Critical Audit Matter Description

For finite-lived intangible assets an impairment test is required when there are indicators of impairment. Indicators of impairment were present for an asset group containing certain finite-lived intangible assets in one reporting unit ("identified RU") within the Power & Vision segment and as a result the Company evaluated the recoverability of those assets. The Company's annual evaluation of goodwill for impairment involves the comparison of the fair value of reporting units to their respective carrying amounts. The fair value of the asset group and identified RU was determined using estimated discounted future cash flows. The carrying amount of the identified RU's finite-lived intangible assets and goodwill exceeded their respective fair values, and impairment charges were recorded.

While there are several estimates and assumptions that are required to determine the fair value of the asset group and identified RU, the estimates and assumptions with the highest degree of subjectivity are forecasted revenues, production volumes, discount rate and the terminal growth rate. Given the evaluation of the impairment involved significant management judgment, particularly in assessing key assumptions underlying the determination of fair value, auditing these assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted revenues, production volumes, discount rate and terminal growth rate used to determine the fair value of the asset group and identified RU included the following, among others:

- Evaluated the reasonableness of management's forecasted revenue and production volumes through consideration of the following:

    - Historical sales volumes;

    - Analyst and industry reports;

    - Pipeline of contracts in the proposal stage;

    - Underlying management analyses detailing growth plans;

    - Known changes in the Company's operations, which are expected to impact future operating performance; and

    - Internal communications to management and the Board of Directors.

- With the assistance of fair value specialists, evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing those to the discount rate selected by management.

- With the assistance of fair value specialists, evaluated the reasonableness of the terminal growth rate by developing a range of independent estimates and comparing those to the terminal growth rate selected by management.

- Evaluated the effectiveness of controls over the determination of forecasted sales volumes, discount rates and terminal growth rates.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 25, 2026

We have served as the Company's auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025, of the Company and our report dated February 25, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 25, 2026

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,	Note	2025	2024
Sales		**$42,010**	$42,836
Costs and expenses			
Cost of goods sold		**36,021**	37,037
Selling, general and administrative		**2,221**	2,061
Depreciation		**1,547**	1,510
Amortization of acquired intangible assets		**111**	112
Interest expense, net	17	**209**	211
Equity income		**(143)**	(101)
Other expense, net	4	**736**	464
Income from operations before income taxes		**1,308**	1,542
Income taxes	13	**425**	446
Net income		**883**	1,096
Income attributable to non-controlling interests		**(54)**	(87)
Net income attributable to Magna International Inc.		**$ 829**	$ 1,009
Earnings per Common Share:	5		
Basic		**$ 2.94**	$ 3.52
Diluted		**$ 2.93**	$ 3.52
Weighted average number of Common Shares outstanding during the year [in millions]:	5		
Basic		**281.7**	286.8
Diluted		**282.5**	286.9

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,	Note	2025	2024
Net income		$ 883	$1,096
Other comprehensive income (loss), net of tax:	22		
Net unrealized gain (loss) on translation of net investment in foreign operations		593	(555)
Net unrealized gain (loss) on cash flow hedges		207	(102)
Pension and post-retirement benefits		34	1
Reclassification of net loss (gain) on cash flow hedges to net income		5	(54)
Reclassification of net loss on pensions to net income		4	1
Net unrealized gain on available-for-sale investments		2	—
Other comprehensive income (loss)		845	(709)
Comprehensive income		1,728	387
Comprehensive income attributable to non-controlling interests		(86)	(71)
Comprehensive income attributable to Magna International Inc.		$1,642	$ 316

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,	Note	2025	2024
ASSETS			
Current assets			
Cash and cash equivalents	6	**$ 1,612**	$ 1,247
Accounts receivable		**7,593**	7,376
Inventories	9	**4,126**	4,151
Prepaid expenses and other		**407**	344
		13,738	13,118
Investments	10	**1,103**	1,045
Fixed assets, net	11	**9,507**	9,584
Operating lease right-of-use assets	18	**1,928**	1,941
Intangible assets, net	14	**490**	738
Goodwill	12	**2,512**	2,674
Other assets	15,19	**1,275**	1,120
Deferred tax assets	13	**864**	819
		$31,417	$31,039
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term borrowing		**$ —**	$ 271
Long-term debt due within one year	17	**27**	708
Accounts payable		**6,895**	7,194
Other accrued liabilities	16	**2,745**	2,572
Accrued salaries and wages		**888**	867
Income taxes payable		**106**	192
Current portion of operating lease liabilities	18	**328**	293
		10,989	12,097
Long-term debt	17	**4,685**	4,134
Operating lease liabilities	18	**1,649**	1,662
Long-term employee benefit liabilities	19	**554**	533
Other long-term liabilities	20	**399**	396
Deferred tax liabilities	13	**302**	277
		18,578	19,099
Shareholders' equity			
Common Shares [issued: 2025 — 280,242,006; 2024 — 282,875,928]	21	**3,352**	3,359
Contributed surplus		**142**	149
Retained earnings		**9,765**	9,598
Accumulated other comprehensive loss	22	**(766)**	(1,584)
		12,493	11,522
Non-controlling interests	8	**346**	418
		12,839	11,940
		$31,417	$31,039

Commitments and contingencies [notes 17, 18, 23 and 24]

See accompanying notes

On behalf of the Board:

/s/ **"Mary Lou Maher"**   /s/ **"Robert F. MacLellan"**
Director   Chairman of the Board

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,	Note	2025	2024
OPERATING ACTIVITIES			
Net income		$ 883	$ 1,096
Items not involving current cash flows	6	2,368	1,857
		3,251	2,953
Changes in operating assets and liabilities	6	347	681
Cash provided from operating activities		3,598	3,634
INVESTMENT ACTIVITIES			
Fixed asset additions		(1,313)	(2,178)
Acquisitions	7	(1)	(86)
Increase in investments, other assets and intangible assets		(499)	(617)
Increase in public and private equity investments		(8)	(12)
Proceeds from dispositions of fixed assets, other assets and investments		121	219
Net cash inflow from disposal of facilities	4	—	82
Cash used for investing activities		(1,700)	(2,592)
FINANCING ACTIVITIES			
Issues of debt	17	1,048	778
Decrease in short-term borrowings		(318)	(182)
Repayments of debt	17	(1,397)	(815)
Issue of Common Shares on exercise of stock options		2	30
Tax withholdings on vesting of equity awards		(5)	(8)
Repurchase of Common Shares	21	(137)	(207)
Dividends		(544)	(539)
Dividends paid to non-controlling interests		(59)	(46)
Acquisition of non-controlling interest	8	(122)	—
Cash used for financing activities		(1,532)	(989)
Effect of exchange rate changes on cash and cash equivalents		(1)	(4)
Net increase in cash and cash equivalents during the year		365	49
Cash and cash equivalents, beginning of year		1,247	1,198
Cash and cash equivalents, end of year	6	$ 1,612	$ 1,247

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]	Common Shares		Contributed Surplus	Retained Earnings	AOCL[i]	Non-controlling Interests	Total Equity
	Number	Stated Value					
	[in millions]						
Balance, December 31, 2023	**286.6**	**$3,354**	**$125**	**$9,303**	**$ (898)**	**$393**	**$12,277**
Net income				1,009		87	1,096
Other comprehensive loss					(693)	(16)	(709)
Shares issued on exercise of stock options	0.7	36	(6)				30
Release of stock and stock units	0.3	19	(19)				—
Tax withholdings on vesting of equity awards	(0.2)	(2)		(6)			(8)
Repurchase and cancellation under normal course issuer bids *[note 21]*	(4.7)	(55)		(162)	7		(210)
Stock-based compensation expense			49				49
Dividends paid to non-controlling interests						(46)	(46)
Dividends paid [$1.90 per share]	0.2	7		(546)			(539)
Balance, December 31, 2024	**282.9**	**$3,359**	**$149**	**$9,598**	**$(1,584)**	**$418**	**$11,940**
Net income				829		54	883
Other comprehensive income					813	32	845
Shares issued on exercise of stock options	0.1	3	(1)				2
Release of stock and stock units	0.3	22	(22)				—
Tax withholdings on vesting of equity awards	(0.1)	(1)		(4)			(5)
Repurchase and cancellation under normal course issuer bids *[note 21]*	(3.0)	(36)		(109)	5		(140)
Stock-based compensation expense			60				60
Acquisition of non-controlling interest *[note 8]*			(44)			(99)	(143)
Dividends paid to non-controlling interests						(59)	(59)
Dividends paid [$1.94 per share]	0.1	5		(549)			(544)
Balance, December 31, 2025	**280.3**	**$3,352**	**$142**	**$9,765**	**$ (766)**	**$346**	**$12,839**

[i]   AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Magna International Inc. [collectively "Magna" or the "Company"] is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product and system capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems.

The consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States of America ["GAAP"].

Principles of consolidation

The consolidated financial statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders' equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company's net investment in these foreign operations are also recorded in accumulated other comprehensive loss.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in net income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed foreign currency based outflows and inflows. Most of the Company's foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that derivative instruments are designated and qualify as cash flow hedges, the changes in their fair values are recorded in other comprehensive income. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in net income based on the nature of the underlying transaction. Amounts accumulated in other comprehensive loss or income are reclassified to net income in the period in which the hedged item affects net income.

If the Company's foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses would be recognized in net income at the time this condition was identified.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method ["Equity method investments"]. The Company monitors its Equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

The Company also has investments in private and publicly traded companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

Private equity investments are subject to impairment reviews which considers both qualitative and quantitative factors that may have a significant impact on the investee's fair value. Upon determining that an impairment may exist, the security's fair value is calculated using the best information available, which may include cash flow projections or other available market data, and is compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles, and patents and technology. Amortization of these finite-lived intangible assets is included within Amortization of acquired intangible assets. Amortization of other finite-lived intangible assets, including computer software and other licenses, is included within Depreciation. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

Business combinations

The Company accounts for transactions in which it obtains control of a business in accordance with the acquisition method. The purchase price of an acquired business is allocated to its identifiable assets and liabilities based on estimated fair values at the date of the acquisition, and any excess is recorded as goodwill. During the measurement period, which may be up to one year following the acquisition date, the Company may record adjustments to assets acquired and liabilities assumed. Acquisition related costs incurred as a result of the business combination are expensed as incurred.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. The Company elects to directly assess goodwill impairment based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.

Pre-Production Engineering and Tooling Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for pre-production engineering and tooling activities that are part of a long-term supply arrangement are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement and capitalized tooling are included in Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling are also expensed.

Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain products, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

When a decision to recall a product has been made or is probable, where applicable, the Company's portion of the estimated cost of the recall is recorded as a charge to net income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets based on consideration of all available evidence using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are considered to be reinvested for the foreseeable future, until it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet. The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease right-of-use ["ROU"] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company's operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company's estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

The Company's leases for manufacturing facilities are often subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices. Variable payments that are based on an index or a rate are included in the recognition of the Company's ROU assets and lease liabilities using the index or rate at lease commencement. Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company's lease agreements generally exclude non-lease components, and do not contain any material residual value guarantees or material restrictive covenants.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long-term service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income when contributions become payable.

The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation ["PBO"]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans is recorded in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

Revenue recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers' purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives a purchase order and a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements generally range from five to seven years, with some shorter or longer term agreements, contracts may be terminated by customers at any time. Historically, terminations have been infrequent. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at the point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders and ongoing price adjustments, some of which is accounted for as variable consideration. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company's estimates of variable consideration are not expected.

The Company's complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and amounts related to revenue are recognized as discussed above.

The terms of the Company's complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process. Under contracts where the Company acts as principal, these contracts are accounted for on a full-cost basis under which purchased components in assembled vehicles are included in our inventory, accounts payable and cost of sales. These costs are reflected in the revenue recognized from the sale of the final assembled vehicle to the customer and are included in accounts receivable. Where a contract provides that the primary components are held on consignment by the Company, the revenue recognized principally reflects a value-added assembly fee.

The Company also performs engineering and tooling activities for its customers that are not part of a long-term production arrangement. Engineering and tooling revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. For the year ended December 31, 2025, total engineering and tooling sales were $710 million [2024 – $1.1 billion].

The Company's customers pay for products received in accordance with payment terms that are customary in the industry, primarily 30 to 90 days. The Company's contracts with its customers do not have significant financing components.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

Contract Assets and Liabilities

The Company's contract assets relate to the right to consideration for work completed but not yet billed and are included in Accounts Receivable. Amounts may not exceed their net realizable value. As at December 31, 2025, the Company's unbilled accounts receivable balance was $977 million [2024 – $913 million]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. As at December 31, 2025 the contract liability balance was $454 million [2024 – $301 million]. As performance obligations were satisfied during 2025, the Company recognized $195 million [2024 – $228 million] of previously recorded contract liabilities into revenue.

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures may be deferred and recognized in the consolidated statement of income over the period necessary to match them with the costs that they are intended to compensate and are presented as a reduction of the related expense. The Company also receives tax credits and tax super deductions, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for similar to a government grant and is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company's customers, are expensed as incurred. For the years ended December 31, 2025 and 2024, research and development costs charged to expense, net of reimbursements, were $792 million and $874 million, respectively.

Restructuring

Restructuring costs generally include employee termination benefits, as well as other costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when liabilities are determined to be probable and estimable. Additional elements of severance and termination benefits associated with nonrecurring benefits may be recognized rateably over each employee's required future service period. All other restructuring costs are expensed as incurred.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock-based compensation awards outstanding using the treasury stock method.

3. ACCOUNTING STANDARDS

ACCOUNTING CHANGES

Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", which requires companies to disclose, among other items, specific categories in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. The Company adopted the amendments of this ASU prospectively for the year ended December 31, 2025. Refer to Note 13, Income Taxes for further information.

FUTURE ACCOUNTING STANDARDS

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses", which requires detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, and amortization) in commonly presented expense captions (such as cost of sales and SG&A). The ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods beginning after December 15, 2027. The ASU may be applied on either a prospective or retrospective basis. The Company is evaluating the impact of this amendment on the related financial statement disclosures.

Hedge Accounting

In November 2025, the FASB issued ASU No. 2025-09, "Derivatives and Hedging (Topic 815): Hedge Accounting Improvements", which amends the guidance on hedging a group of forecasted transactions which share a similar risk exposure, expands hedge accounting for forecasted purchases and sales of nonfinancial assets, and eliminates recognition and presentation mismatches in dual hedge arrangements involving foreign-currency-denominated debt. The ASU is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. The ASU shall be applied on a prospective basis. The Company is evaluating the impact of this amendment on the financial statements.

Accounting for Internal-Use Software

In September 2025, the FASB issued ASU No. 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software", which amends the timing for the capitalization of eligible internal-use software costs. Under the new guidance, software costs are required to be capitalized when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. The ASU is effective for fiscal years beginning after December 15, 2027 and interim periods within those fiscal years. The ASU may be applied on a prospective, retrospective, or modified basis. The Company is evaluating the impact of this amendment on the financial statements.

Accounting for Government Grants

In December 2025, the FASB issued ASU No. 2025-10, "Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities", which establishes authoritative guidance on the accounting for government grants, including a grant related to an asset and a grant related to income. The ASU is effective for fiscal years beginning after December 15, 2028 and interim periods within those fiscal years. The ASU may be applied on a modified prospective, modified retrospective, or retrospective basis. The Company is evaluating the impact of this amendment on the financial statements.

4. OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of ongoing operating profit or loss. For the years ended December 31, 2025 and 2024, Other expense, net consists of:

	2025	2024
Impairment of assets[a]	$615	$ 79
Restructuring activities[b]	118	187
Investments[c]	3	9
Impacts related to Fisker Inc. ["Fisker"][d]	—	198
Gain on business combination[e]	—	(9)
Other expense, net	$736	$464

[a] Impairment of assets

During 2025, the Company concluded that indicators of impairment were present for finite-lived intangible assets and goodwill in the Electronics reporting unit within our Power & Vision segment. The conclusion was based on lower than expected sales and reduced volume projections, reflecting slower growth relative to expectations. Contributing factors include OEM delays in sourcing cycles as they reassess vehicle architecture, as well as a change in market dynamics in China. Accordingly, the Company undertook impairment analyses to determine the fair value of the finite-lived intangible assets and goodwill utilizing estimated discounted cash flows to derive fair values. Based on the analyses, the carrying value of the reporting unit's finite-lived intangible assets exceeded fair value by $212 million, and the carrying value of net assets exceeded the fair value of the reporting unit by $379 million. As a result, the Company recorded a $591 million [$554 million after tax] non-cash impairment charge. The finite-lived intangible asset impairment charges included $158 million related to patents and technology, and $54 million related to customer relationship intangibles. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement", and primarily consist of expected revenues and costs, estimated production volumes, future growth rates and the appropriate discount rates (based on weighted average cost of capital).

During 2025, the Company also recorded an impairment charge of $24 million [$24 million after tax] on fixed assets and other assets at a European facility in its Body Exteriors & Structures segment.

During 2024, the Company recorded an impairment charge of $79 million [$79 million after tax] on fixed assets, right of use assets and intangible assets at two European facilities in its Power & Vision segment.

[b] Restructuring activities

The Company recorded restructuring charges related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America and Asia Pacific.

	2025	2024
Complete Vehicles[i]	$ 58	$ 55
Power & Vision[ii]	51	104
Body Exteriors & Structures[iii]	9	28
Other expense, net	118	187
Tax effect	(4)	(28)
Net loss attributable to Magna	$114	$159

[i] During 2025, the Company recorded $58 million [$58 million after tax] of charges related to rightsizing activities at two facilities in Europe.
[ii] During 2025, the Company recorded $41 million [$37 million after tax] of charges related to significant rightsizing activities and plant consolidations at facilities primarily in Europe, as well as $10 million [$10 million after tax] of equity losses related to the Company's share of restructuring activities at an equity method investee.
[iii] During 2025, the Company recorded $9 million [$9 million after tax] of charges related to rightsizing activities at two facilities in Europe.

[c] Investments

	2025	2024
Revaluation loss (gain) on public company warrants	$ 8	$(17)
Non-cash impairment charge[i]	2	13
Net revaluation (gain) loss on public and private equity investments	(4)	13
Sales of public equity investments	(3)	—
Other expense, net	3	9
Tax effect	1	3
Net loss attributable to Magna	$ 4	$ 12

[i] The non-cash impairment charge relates to the impairment of a private equity investment.

[d] Impacts related to Fisker

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. As a result, the Company recorded impairment charges on its Fisker related net assets and supplier related settlements, including its Fisker warrants, which were received in connection with the agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. The Company also recorded additional restructuring charges during 2024 related to its Fisker related assembly operations. In the course of such bankruptcy proceedings, the Company terminated its manufacturing agreement for the Fisker Ocean SUV and recognized the remaining $196 million of deferred revenue into income.

	2025	2024
Impairment and supplier related settlements	$—	$ 330
Impairment of Fisker warrants	—	33
Additional restructuring related to Complete Vehicles	—	31
Recognition of deferred revenue	—	(196)
Other expense, net	—	198
Tax effect	—	(37)
Net loss attributable to Magna	$—	$ 161

[e] Gain on business combination

During 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, which resulted in a bargain purchase gain of $9 million [$9 million after tax].

5. EARNINGS PER SHARE

Earnings per share are computed as follows:

	2025	2024
Basic earnings per Common Share:		
Net income attributable to Magna International Inc.	**$ 829**	$1,009
Weighted average number of Common Shares outstanding during the year	**281.7**	286.8
Basic earnings per Common Share	**$ 2.94**	$ 3.52
Diluted earnings per Common Share [a]:		
Net income attributable to Magna International Inc.	**$ 829**	$1,009
Weighted average number of Common Shares outstanding during the year	**281.7**	286.8
Stock options and share awards	**0.8**	0.1
	282.5	286.9
Diluted earnings per Common Share	**$ 2.93**	$ 3.52

[a] Diluted earnings per Common Share exclude 5.2 million [2024 – 5.2 million] Common Shares issuable under the Company's stock-based compensation plans because their effect would have been anti-dilutive. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

6. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a] Cash and cash equivalents consist of:

	2025	2024
Cash	**$ 960**	$ 750
Bank term deposits and bankers' acceptances	**652**	497
	$1,612	$1,247

[b] Items not involving current cash flows:

	2025	2024
Depreciation	**$1,547**	$1,510
Amortization of acquired intangible assets	**111**	112
Amortization of other assets and intangible assets included in cost of goods sold	**267**	306
Deferred revenue amortization	**(243)**	(294)
Other non-cash charges	**75**	10
Deferred tax recovery	**(41)**	(110)
Dividends received in excess of equity income	**22**	78
Non-cash portion of Other expense, net [note 4]	**630**	245
	$2,368	$1,857

[c] Changes in operating assets and liabilities:

	2025	2024
Accounts receivable	$ 835	$ 454
Inventories	248	153
Prepaid expenses and other	—	(35)
Accounts payable	(697)	(357)
Accrued salaries and wages	(49)	1
Other accrued liabilities	186	369
Income taxes (receivable) payable	(176)	96
	$ 347	$ 681

7. BUSINESS COMBINATION

On May 31, 2024, the Company acquired 100% of the common shares and voting interests of HE System Electronic ["HES"] for $50 million [net of $7 million cash acquired]. The final allocation of the consideration to the assets acquired and liabilities assumed was completed during the second quarter of 2025.

8. ACQUISITION OF NON-CONTROLLING INTEREST

On August 29, 2025, the Company acquired the non-controlling 35% interest in a consolidated subsidiary, increasing the Company's interest to 100%. The total purchase price was $143 million, of which $122 million was paid in 2025. The remaining $21 million is expected to be paid during the first quarter of 2026. The acquisition was accounted for as an equity transaction, and resulted in a reduction to the Company's non-controlling interest of $99 million and contributed surplus of $44 million.

9. INVENTORIES

Inventories consist of:

	2025	2024
Raw materials and supplies	$1,647	$1,672
Work-in-process	484	446
Finished goods	661	664
Tooling and engineering	1,334	1,369
	$4,126	$4,151

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

10. INVESTMENTS

	2025	2024
Equity method investments[a]	$ 846	$ 794
Public and private equity investments[b]	225	206
Debt investments	32	31
Warrants	—	14
	$1,103	$1,045

[a] The ownership percentages and carrying values of the Company's principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2025	2024
LG Magna e-Powertrain Co., Ltd.[i]	49.0%	$269	$298
Litens Automotive Partnership[ii]	76.7%	$299	$262
Hubei HAPM Magna Seating Systems Co., Ltd.	49.9%	$159	$140
BAIC BluePark Magna Automobile Co., Ltd.	49.0%	$109	$ 99

[i] LG Magna e-Powertrain ["LGM"] is a variable interest entity ["VIE"] and depends on the Company and LG Electronics for any additional cash needs. The Company cannot make key operating decisions considered the most significant to the VIE, and is therefore not the primary beneficiary. The Company's known maximum exposure to loss approximated the carrying value of its investment balance as at December 31, 2025.

[ii] The Company accounts for its investments under the equity method of accounting as a result of significant participating rights held by our partner that prevent control.

[b] Cumulative unrealized gains and losses on equity securities held as at December 31, 2025 were $19 million and $18 million [$29 million and $18 million as at December 31, 2024], respectively.

A summary of the total financial results, as reported by the Company's equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2025	2024
Current assets	$2,406	$2,543
Non-current assets	$1,486	$1,561
Current liabilities	$1,692	$1,870
Long-term liabilities	$ 669	$ 682

Summarized Income Statements

	2025	2024
Sales	$5,489	$5,300
Cost of goods sold & expenses	5,287	5,184
Net income	$ 202	$ 116

Sales to equity method investees were approximately $143 million and $155 million for the years ended December 31, 2025 and 2024, respectively.

11. FIXED ASSETS

Fixed assets consist of:

	2025	2024
Cost		
Land	$ 186	$ 177
Buildings	3,438	3,119
Machinery and equipment	21,087	19,356
	24,711	22,652
Accumulated depreciation		
Buildings	(1,693)	(1,470)
Machinery and equipment	(13,511)	(11,598)
	$ 9,507	$ 9,584

Included in the cost of fixed assets are construction in progress expenditures of $1.8 billion [2024 – $2.8 billion] that have not been depreciated.

12. GOODWILL

The following is a continuity of goodwill by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Corporate	Total
Balance, December 31, 2023	452	1,928	258	109	20	2,767
Acquisitions	—	34	—	—	—	34
Foreign exchange and other	(17)	(94)	(8)	(7)	(1)	(127)
Balance, December 31, 2024	435	1,868	250	102	19	2,674
Impairments	—	(379)	—	—	—	(379)
Acquisitions	—	10	—	—	3	13
Foreign exchange and other	26	155	10	14	(1)	204
Balance, December 31, 2025	$461	$1,654	$260	$116	$21	$2,512

The Company assessed goodwill impairment based on a comparison of each reporting unit's fair value to the underlying carrying amount of net assets, including goodwill. Fair value of a reporting unit is determined using estimated discounted future cash flows, which involves significant estimates including forecasted production volumes and sales, discount rates, and terminal growth rates.

The Company reviewed goodwill for impairment as at December 31, 2025 and recorded an impairment charge within Other expense, net of $379 million related to a reporting unit within the Power & Vision segment. Refer to Note 4, Other expense, net for additional information.

The Company believes the assumptions used to estimate fair value are reasonable and appropriate, however the future financial performance of a reporting unit is dependent on the Company's ability to realize its business plan, which is affected by future market and economic conditions. In addition, future changes in management's assumptions and/or estimates could lead to different fair value estimates and potentially result in additional impairment charges.

13. INCOME TAXES

[a] Upon adoption of ASU No. 2023-09 described in Note 3, for the year ended December 31, 2025, the provision for income taxes differs from the expense that would be obtained by applying the Canadian federal statutory income tax rate as a result of the following:

	2025	
Canadian federal income tax rate	**$196**	**15.0%**
Canada federal		
Effect of cross-border tax laws	(14)	(1.1)
Other	(2)	(0.1)
Ontario tax, net of federal effect	1	0.1
Foreign tax effects		
Mexico		
Statutory tax rate differential	88	6.7
Tax on distribution of earnings	25	1.9
Foreign exchange re-measurement	(13)	(1.0)
Deductible inflationary adjustments	(26)	(2.0)
Other	26	1.9
China		
Statutory tax rate differential	57	4.4
Tax on distribution of earnings	40	3.1
Tax incentive regimes	(18)	(1.3)
Research and development tax credits	(25)	(1.9)
Other	6	0.4
Sweden		
Non-deductible impairment	40	3.1
Statutory tax rate differential	(20)	(1.5)
Other	7	0.5
United States		
Non-deductible impairment	39	3.0
Research and development tax credits	(14)	(1.1)
Other	(2)	(0.1)
Austria		
Effect of cross-border tax laws	(14)	(1.1)
Other	7	0.5
Other foreign jurisdictions	64	4.9
Changes in unrecognized tax benefits	(23)	(1.8)
Effective income tax rate	**$425**	**32.5%**

Prior to the adoption of ASU No. 2023-09, for the year ended December 31, 2024, the provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2024
Canadian statutory income tax rate	26.5%
Tax on distribution of foreign earnings	4.1
Valuation allowance on deferred tax assets	3.1
Net effect of losses not benefited	2.8
Foreign exchange re-measurement	1.7
Changes in unrecognized tax benefits	(0.4)
Non-taxable capital gains	(1.1)
Earnings of equity accounted investees	(1.3)
Deductible inflationary adjustments	(1.8)
Foreign rate differentials	(2.3)
Research and development tax credits	(4.5)
Other	2.1
Effective income tax rate	28.9%

[b] The details of income (loss) before income taxes by jurisdiction are as follows:

	2025	2024[i]
Canadian	$ 96	$ 221
Foreign	1,212	1,321
	$1,308	$1,542

[i] Certain amounts in the prior period have been reclassified to conform with current period presentation.

[c] The details of the income tax provision are as follows:

	2025	2024[i]
Current		
Canadian federal	$ 12	$ 14
Canadian provincial (Ontario)	10	12
Foreign	444	530
	466	556
Deferred		
Canadian federal	(15)	(5)
Canadian provincial (Ontario)	(10)	(4)
Foreign	(16)	(101)
	(41)	(110)
	$425	$ 446

[i] Certain amounts in the prior period have been reclassified to conform with current period presentation.

[d] Deferred income taxes have been provided on temporary differences, which consist of the following:

	2025	2024
Net decrease (increase) in non-deductible liabilities	$ 61	$ (96)
Tax on undistributed foreign earnings	39	19
Change in valuation allowance on deferred tax assets	9	47
Unrealized remeasurement of investments	(1)	63
Net tax losses benefit	(5)	(67)
Tax depreciation (less than) in excess of book depreciation	(66)	29
Book amortization in excess of tax amortization	(100)	(112)
Other	22	7
	$ (41)	$(110)

[e] Deferred tax assets and liabilities consist of the following temporary differences:

	2025	2024
Assets		
Tax benefit of loss carryforwards	$ 1,363	$1,187
Liabilities currently not deductible for tax	455	451
Operating lease liabilities	455	449
Other assets tax value in excess of book value	319	263
Unrealized losses on foreign exchange hedges and retirement liabilities	31	100
Tax credit carryforwards	98	89
Unrealized losses on remeasurement of investments	14	12
Other	13	9
	2,748	2,560
Valuation allowance against tax benefit of loss carryforwards	(1,031)	(841)
Other valuation allowance	(204)	(241)
	$ 1,513	$1,478
Liabilities		
Operating lease right-of-use assets	443	446
Tax depreciation in excess of book depreciation	232	294
Tax on undistributed foreign earnings	229	188
Unrealized gain on foreign exchange hedges and retirement liabilities	47	8
	951	936
Net deferred tax assets	$ 562	$ 542

The net deferred tax assets are presented on the consolidated balance sheet in the following categories:

	2025	2024
Long-term deferred tax assets	$ 864	$ 819
Long-term deferred tax liabilities	(302)	(277)
	$ 562	$ 542

[f] Deferred income taxes have not been provided on undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g] Income taxes paid in cash [net of refunds] for the year ended December 31, 2025 were $610 million [2024 – $499 million].

	2025	2024
Canadian federal	$ 4	$ 5
Canadian provincial (Ontario)	3	3
Foreign		
Mexico	267	187
China	146	152
United States	47	63
Germany	8	27
Austria	4	(26)
Other	131	88
	$610	$499

[h] As at December 31, 2025, the Company had domestic and foreign operating loss carryforwards of $5.4 billion and tax credit carryforwards of $98 million. Approximately $3.0 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2026 and 2045.

[i] As at December 31, 2025 and 2024, the Company's gross unrecognized tax benefits were $191 million and $204 million, respectively [excluding interest and penalties], of which $113 million and $135 million, respectively, if recognized, would affect the Company's effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company's effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2025	2024
Balance, beginning of year	$204	$220
Increase based on tax positions related to current year	9	11
Increase based on tax positions of prior years	27	2
Settlements	(13)	(6)
Foreign currency translation	15	(15)
Statute expirations	(51)	(8)
	$191	$204

As at December 31, 2025, the Company has a cumulative balance for interest and penalties on unrecognized tax benefits of $27 million [2024 – $30 million], which reflects a decrease of $3 million [2024 – decrease of $5 million] in expenses related to changes in its reserves for interest and penalties.

The Company operates in multiple jurisdictions, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany, Mexico and China. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2011, Canada, China and Mexico for years after 2019, and Austria and U.S. federal jurisdiction for years after 2021.

14. INTANGIBLE ASSETS

Intangible assets consist of:

	Remaining weighted average useful life in years	2025	2024
Cost			
Customer relationship intangibles	4	$ 512	$ 473
Patents and technology	5	654	572
Computer software and other licenses	3	650	593
		1,816	1,638
Accumulated depreciation			
Customer relationship intangibles		(371)	(249)
Patents and technology		(470)	(215)
Computer software and other licenses		(485)	(436)
		$ 490	$ 738

The Company recorded $166 million and $167 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2025 and 2024, respectively.

During 2025, the Company reviewed its finite-lived intangible assets for impairment and recorded an impairment charge within Other expense, net of $212 million, of which $158 million related to patents and technology, and $54 million related to customer relationship intangibles. Refer to Note 4, Other expense, net for additional information.

The Company currently estimates annual amortization expense to be $159 million for 2026, $126 million for 2027, $59 million for 2028, $46 million for 2029 and $30 million for 2030.

15. OTHER ASSETS

Other assets consist of:

	2025	2024
Preproduction costs related to long-term supply agreements	$ 759	$ 697
Long-term receivables[i]	286	310
Pension overfunded status [note 19[a]]	75	57
Unrealized gain on cash flow hedges [note 23]	83	11
Other, net[i]	72	45
	$1,275	$1,120

[i] Certain amounts in the prior period have been reclassified to conform with current period presentation.

16. WARRANTY

The following is a continuity of the Company's warranty accruals:

	2025	2024
Balance, beginning of year	$ 309	$ 270
Expense, net	159	149
Settlements	(150)	(100)
Foreign exchange and other	65	(10)
	$ 383	$ 309

17. DEBT

Short-term borrowings

[a] Commercial Paper Program

The Company has a U.S. commercial paper program [the "U.S. Program"] and a euro-commercial paper program [the "euro-Program"]. Under the U.S. Program, the Company may issue U.S. commercial paper notes ["the U.S. notes"] up to a maximum aggregate amount of U.S. $2 billion. Under the euro-Program, the Company may issue euro-commercial paper notes [the "euro notes"] up to a maximum aggregate amount of €1 billion or its equivalent in alternative currencies. The U.S. and euro notes are backstopped by the Company's global credit facility. As at December 31, 2025, no U.S. notes were outstanding [2024 – $271 million with a weighted average interest rate of 4.74%] and no notes were outstanding under the euro-commercial paper program [2024 – no notes were outstanding]. Maturities on amounts outstanding are less than three months.

[b] Credit Facilities

On March 21, 2025, the Company extended the maturity date of its $800 million 364-day syndicated revolving credit facility from June 24, 2025, to June 24, 2026. The facility can be drawn in U.S. dollars or Canadian dollars. The Company had not borrowed any funds under this credit facility as at December 31, 2025 or 2024.

Long-term borrowings

[a] The Company's long-term debt, net of unamortized issuance costs, is substantially uncollateralized and consists of the following:

	2025	2024
Senior Notes[i]		
€600 million due September 2027 at 1.500%	$ 703	$ 620
$400 million due March 2029 at 5.050%	398	397
Cdn$450 million due May 2029 at 4.800%	327	311
$750 million due June 2030 at 2.450%	747	746
Cdn$350 million due January 2031 at 4.950%	254	242
€575 million due May 2031 at 3.625%	668	—
€550 million due March 2032 at 4.375%	642	566
$500 million due March 2033 at 5.500%	496	496
$400 million due June 2035 at 5.875%	396	—
$650 million due October 2025 at 4.150%	—	649
$300 million due March 2026 at 5.980%	—	299
Bank term debt at a weighted average interest rate of 2.88% [2024 – 5.06%], denominated primarily in USD and Chinese Renminbi	75	506
Government loans at a weighted average interest rate of 0.00% [2024 – 0.00%], denominated primarily in Canadian dollar	6	6
Other	—	4
	4,712	4,842
Less due within one year	27	708
	$4,685	$4,134

[i] The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

[b] Future principal repayments on long-term debt are estimated to be as follows:

2026	$ 27
2027	737
2028	5
2029	733
2030	755
Thereafter	2,481
	$4,738

[c] The Company issued the following Senior Notes during 2025:

	Settlement Date	Net Cash Proceeds[i]	Maturity Date
€575 million Senior Notes at 3.625%	May 21, 2025	€569 million	May 21, 2031
$400 million Senior Notes at 5.875%	May 22, 2025	$397 million	June 1, 2035

[i] Net cash proceeds represent the public offering price less the underwriting discount, before expenses.

The Senior Notes were issued for general corporate purposes, including the repayment on May 23, 2025 of the $300 million Senior Notes, which were due March 2026, and the repayment on September 24, 2025 of the $650 million Senior Notes, which were due October 2025.

[d] On March 21, 2025, the Company extended the maturity date of its $2.7 billion syndicated revolving credit facility from June 25, 2029 to June 25, 2030. No amounts are outstanding under this credit facility.

[e] The Company had a syndicated, unsecured, delayed draw term loan facility [the "Term Loan"] consisting of a 3-year tranche of $100 million and a 5-year tranche of $300 million. On March 21, 2025, the Company amended the Term Loan facility to include an additional 3-year delayed draw tranche of $650 million with a draw expiration date of July 12, 2025. On July 8, 2025, the Company reduced the tranche amount from $650 million to $350 million and extended the draw expiration date to January 12, 2026.

On May 30, 2025, the Company repaid $100 million of the 3-year tranche Term Loan. On October 31, 2025, the Company repaid $300 million of the 5-year tranche Term Loan. As at December 31, 2025, no amounts were outstanding under any tranche of the Term Loan facility. On January 12, 2026, the remaining 3-year delayed draw tranche term loan facility expired with no amount drawn.

[f] Interest expense, net includes:

	2025	2024
Interest expense		
Current	$ 83	$127
Long-term	192	182
	275	309
Interest income	(66)	(98)
Interest expense, net	$209	$211

[g] Interest paid in cash was $270 million for the year ended December 31, 2025 [2024 – $309 million].

18. LEASES

[a] The Company has entered into leases primarily for real estate, manufacturing equipment, and vehicles with terms that typically range from 1 to 15 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease, most often for a period of 5 years. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.

Costs associated with the Company's operating lease expense were as follows:

	2025	2024
Operating lease expense	$428	$410
Short-term lease expense	15	21
Variable lease expense	33	30
Total lease expense	$476	$461

Supplemental information related to the Company's operating leases is as follows:

	2025	2024
Operating cash flows – cash paid	$481	$438
New right-of-use assets	$207	$748
Weighted-average remaining lease term	8 years	9 years
Weighted-average discount rate	6.3%	6.3%

[b] Operating lease liabilities consist of:

Current operating liabilities	$ 328	$ 293
Non-current operating lease liabilities	1,649	1,662
Total lease liabilities	$1,977	$1,955

[c] Future annual payments for operating leases are as follows[i]:

	2025[i]
2026	$ 400
2027	356
2028	314
2029	275
2030	239
Thereafter	892
	2,476
Less: amount representing interest	499
Total lease liabilities	$1,977

[i] Excludes $21 million of future payments for leases, primarily for manufacturing facilities, commencing during 2026.

[d] The Company's finance leases were not material for any of the periods presented.

19. LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2025	2024
Defined benefit pension plans and other [a]	$129	$126
Termination and long-term service arrangements [b]	398	375
Retirement medical benefits plans	17	17
Other long-term employee benefits	10	15
Long-term employee benefit obligations	$554	$533

[a] Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements.

The significant weighted average actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

	2025	2024
Projected benefit obligation		
Discount rate	4.8%	4.6%
Rate of compensation increase	2.7%	3.2%
Net periodic benefit cost		
Discount rate	4.8%	4.1%
Rate of compensation increase	2.7%	3.2%
Expected return on plan assets	5.4%	5.9%

Information about the Company's defined benefit pension plans is as follows:

	2025	2024
Projected benefit obligation		
Beginning of year	$475	$511
Current service cost	5	7
Interest cost	20	22
Actuarial gains and changes in actuarial assumptions	(15)	(17)
Benefits paid	(26)	(22)
Divestiture	(1)	—
Foreign exchange	21	(26)
End of year	479	475
Plan assets at fair value[i]		
Beginning of year	405	427
Return on plan assets	27	17
Employer contributions	3	5
Benefits paid	(26)	(22)
Foreign exchange	14	(22)
End of year	423	405
Ending funded status – Plan deficit	$ 56	$ 70
Amounts recorded in the consolidated balance sheet		
Non-current asset [note 15]	$ 75	$ 57
Current liability	2	1
Non-current liability	129	126
Net liability	$ 56	$ 70
Unrecognized actuarial losses recorded in accumulated other comprehensive income	$ (46)	$ (72)
Net periodic benefit cost		
Current service cost	$ 5	$ 7
Interest cost	20	22
Return on plan assets	(21)	(24)
Actuarial losses (gains)	3	(18)
Net periodic benefit cost	$ 7	$ (13)

[i] The asset allocation of the Company's defined benefit pension plans at December 31, 2025 and the target allocation range for 2026 are as follows:

	2026	2025
Fixed income securities	60 – 85%	65%
Equity securities	14 – 45%	28%
Cash and cash equivalents	0 – 10%	7%
	100%	100%

Substantially all of the plan assets' fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b] Termination and long-term service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to certain employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company's projected termination and long-term service benefit obligations and net periodic benefit cost are as follows:

	2025	2024
Discount rate	5.7%	5.2%
Rate of compensation increase	3.6%	3.5%

Information about the Company's termination and long-term service arrangements is as follows:

	2025	2024
Projected benefit obligation		
Beginning of year	$391	$445
Current service cost	10	16
Interest cost	21	20
Actuarial gains and changes in actuarial assumptions	(9)	(4)
Benefits paid	(45)	(46)
Foreign exchange	49	(40)
Ending funded status – Plan deficit	$417	$391
Amounts recorded in the consolidated balance sheet		
Current liability	$ 19	$ 16
Non-current liability	398	375
Net liability	$417	$391
Unrecognized actuarial losses recorded in accumulated other comprehensive income	$ (41)	$ (51)
Net periodic benefit cost		
Current service cost	$ 10	$ 16
Interest cost	21	20
Actuarial (gains) losses	(1)	3
Net periodic benefit cost	$ 30	$ 39

[c] Future benefit payments

	Defined benefit pension plans	Termination and long-term service arrangements	Retirement medical benefits plans	Total
Expected employer contributions – 2026	$ 7	$ 19	$ 1	$ 27
Expected benefit payments:				
2026	$ 28	$ 19	$ 1	$ 48
2027	28	17	1	46
2028	29	21	1	51
2029	29	26	1	56
2030	30	28	1	59
Thereafter	159	208	6	373
	$303	$319	$11	$633

20. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2025	2024
Long-term portion of deferred revenue	$216	$ 97
Long-term portion of income taxes payable	101	143
Asset retirement obligation	34	32
Long-term portion of fair value of hedges [note 23]	19	83
Other	29	41
	$399	$396

21. CAPITAL STOCK

[a] At December 31, 2025, the Company's authorized, issued and outstanding capital stock are as follows:

Preference shares – issuable in series –

99,760,000 authorized preference shares, issuable in series, none of which are currently issued or outstanding.

Common Shares –

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i] Each share is entitled to one vote per share at all meetings of shareholders.

[ii] Each share shall participate equally as to dividends.

[b] The Company had a normal course issuer bid in place for the 12-month period ending February 2025 ["Prior 2024 Bid"], which was terminated on November 6, 2024. Subsequently, the Company entered into a normal course issuer bid for the 12-month period ending November 2025 ["2024 Bid"], which was terminated on November 6, 2025.

On November 7, 2025, the Toronto Stock Exchange ["TSX"] accepted the Company's Notice of Intention to make a normal course issuer bid to purchase up to 25.3 million Common Shares of the Company ["2025 Bid"], representing approximately 10% of the Company's public float. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund the Company's stock-based compensation awards and programs. The bid commenced on November 7, 2025 and will terminate no later than November 6, 2026.

The following is a summary of the normal course issuer bids [the number of shares in the table below are expressed in whole numbers]:

	2025		2024	
	Shares purchased	Cash amount	Shares purchased	Cash amount
Prior 2024 Bid	—	$ —	98,636	$ 5
2024 Bid	1,992,480	86	4,551,327	202
2025 Bid	987,696	51	—	—
	2,980,176	$137	4,649,963	$207

[c] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 25, 2026 were exercised or converted:

Common Shares	278,795,469
Stock options[i] and share awards	4,129,151
	282,924,620

[i] Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

22. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss ["AOCL"]:

	2025	2024
Accumulated net unrealized loss on translation of net investment in foreign operations		
Balance, beginning of year	$(1,368)	$ (836)
Net unrealized gain (loss)	561	(539)
Repurchase of shares under Normal Course Issuer Bids [note 21]	5	7
Balance, end of year	(802)	(1,368)
Accumulated net unrealized gain on cash flow hedges [b]		
Balance, beginning of year	(113)	43
Net unrealized gain (loss)	207	(102)
Reclassifications to net income [a]	5	(54)
Balance, end of year	99	(113)
Accumulated net unrealized loss on other long-term employee benefit liabilities [b]		
Balance, beginning of year	(103)	(105)
Revaluation	34	1
Reclassifications to net income [a]	4	1
Balance, end of year	(65)	(103)
Accumulated net unrealized gain on available-for-sale investments		
Balance, beginning of year	—	—
Revaluation	2	—
Balance, end of year	2	—
Total accumulated other comprehensive loss [c]	$ (766)	$(1,584)

[a] The effects on net income of amounts reclassified from AOCL were as follows:

	2025	2024
Cash flow hedges		
Sales	$(44)	$ (7)
Cost of sales	37	76
Income tax	2	(15)
Net of tax	(5)	54
Other long-term employee benefit liabilities		
Cost of sales	(5)	(1)
Income tax	1	—
Net of tax	(4)	(1)
Total reclassification to net income	$ (9)	$ 53

[b] The amount of income tax (loss) benefit that has been allocated to each component of other comprehensive loss is as follows:

	2025	2024
Accumulated net unrealized loss on translation of net investment in foreign operations	$ 5	$ 5
Accumulated net unrealized gain on cash flow hedges		
Balance, beginning of year	44	(16)
Net unrealized (loss) gain	(81)	46
Reclassifications to net income	(2)	15
Balance, end of year	(39)	45
Accumulated net unrealized loss on other long-term liabilities		
Balance, beginning of year	5	9
Net unrealized loss	(1)	(3)
Reclassifications to net income	(2)	(2)
Balance, end of year	2	4
Total income tax (loss) benefit	$(32)	$ 54

[c] The amount of other comprehensive gain that is expected to be reclassified to net income during 2026 is $75 million.

23. FINANCIAL INSTRUMENTS

[a] Foreign exchange contracts

At December 31, 2025, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S dollars				For euros			
Buy (sell)	US dollar amount	Weighted average rate	Mexican peso amount	Weighted average rate	US dollar amount	Weighted average rate	Czech koruna amount	Weighted average rate	Swedish kronas amount	Weighted average rate
2026	91	1.358	11,626	0.049	134	0.881	6,722	0.040	996	0.088
2026	(773)	0.743	(52)	18.484	(203)	1.122	—	—	—	—
2027	39	1.340	7,691	0.046	114	0.863	4,691	0.039	680	0.088
2027	(413)	0.747	(34)	22.566	(153)	1.135	—	—	—	—
2028	17	1.326	2,801	0.047	182	0.828	3,404	0.040	360	0.089
2028	(166)	0.754	—	—	(184)	1.227	—	—	—	—
2029	—	—	—	—	98	0.818	—	—	180	0.089
2029	—	—	—	—	(73)	1.252	—	—	—	—
	(1,205)		22,032		(85)		14,817		2,216	

Based on forward foreign exchange rates as at December 31, 2025 for contracts with similar remaining terms to maturity, the pre-tax gains and losses relating to the Company's foreign exchange forward contracts recognized in other comprehensive income were $99 million and $24 million, respectively [note 22].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

[b] Financial assets and liabilities

The Company's financial assets and liabilities consist of the following:

	2025	2024
Financial assets		
Cash and cash equivalents	$ 1,612	$ 1,247
Accounts receivable	7,593	7,376
Warrants and public and private equity investments	225	220
Debt investments	32	31
Long-term receivables included in other assets [note 15]	286	310
	$ 9,748	$ 9,184
Financial liabilities		
Short-term borrowing	$ —	$ 271
Long-term debt (including current portion)	4,712	4,842
Operating lease liability (including current portion)	1,977	1,955
Accounts payable	6,895	7,194
	$13,584	$14,262
Foreign currency contracts designated as effective hedges, measured at fair value		
Prepaid expenses	$ 98	$ 33
Other assets	83	10
Other accrued liabilities	(19)	(107)
Other long-term liabilities	(19)	(83)
	$ 143	$ (147)

[c] Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table summarizes the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross amounts presented in consolidated balance sheets	Gross amounts not offset in consolidated balance sheets	Net amounts
December 31, 2025			
Assets	$ 181	$ 35	$ 146
Liabilities	$ (38)	$(35)	$ (3)
December 31, 2024			
Assets	$ 43	$ 37	$ 6
Liabilities	$(190)	$(37)	$(153)

[d] Supplier financing programs

The Company has supplier financing programs with third-party financial institutions that provide financing to suppliers that provide tooling related materials. These arrangements allow these suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company pays the full amount owing to the financial institution on the maturity dates. Amounts outstanding under these programs as at December 31,

2025 were $116 million [2024 – $86 million] and are presented within accounts payable. The table below rolls forward the amounts outstanding under the Company's supplier financing programs:

	2025	2024
Balance, beginning of year	$ 86	$ 132
Amounts settled	(81)	(172)
Amounts added to the program	111	126
Balance, end of year	$116	$ 86

[e] Fair value

The Company determines the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgement is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company's investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded [Level 1 input based on the GAAP fair value hierarchy].

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company [Level 3 input based on the GAAP fair value hierarchy].

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for the common shares [Level 2 inputs based on the GAAP fair value hierarchy].

Term Loans

The Company's Term Loans consist of advances in the form of 1, 3 or 6-month loans that may be rolled over until the end of the 3 and 5-year terms. Due to the short-term maturity of each loan, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At December 31, 2025, the net book value and the estimated fair value of the Company's Senior Notes were $4.7 billion. The fair value of our Senior Notes are classified as Level 1 when quoted prices in active markets are available and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

[f] Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, debt investments, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2025, sales to the Company's six largest customers represented 76% [2024 – 73%] of the Company's total sales; and substantially all of its sales are to customers with which the Company has ongoing contractual relationships. The Company conducts business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate the Company's risks in dealing with such customers, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items. As at December 31, 2025, the Company's balance sheet exposure related to newer electric vehicle-focused customers was approximately $200 million [2024 – $300 million]. In determining the allowance for expected credit losses, the Company considers changes in customers' credit ratings, liquidity, customers' historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions. For the years ended December 31, 2025, and 2024, sales to these customers represented less than 5% of the Company's total sales.

[g] Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts *[note 23[a]]*.

[h] Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand than by movements in interest rates over a given period.

The Company is exposed to interest rate risk on its Term Loans as the interest rate is variable; however, the Company is not exposed to interest rate risk on Senior Notes as the interest rates are fixed.

[i] Equity price risk

Public equity securities and warrants

The Company's public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

24. CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In the first quarter of 2025, management identified a potential exposure related to the reassessment of certain prior tax periods. This was a result of the proposed retroactive application of a 2023 judicial decision to tax periods prior to the date of the ruling within a jurisdiction in which the Company operates. This exposure pertained to previously claimed refundable value added tax amounts, as well as associated interest, penalties, and other charges. During the third quarter, the Company negotiated a resolution to this matter and paid an amount during the fourth quarter, which is not considered material.

In December 2023, the Company received a notification [the "Notification Letter"] from Ford Motor Company ["Ford"] informing the Company as to its initial determination that one of the Company's operating groups bore responsibility for costs totaling $352 million related to two product recalls. The Notification Letter triggered negotiations regarding financial allocation of the total costs for the two recalls. During the fourth quarter, the Company reached a commercial resolution with respect to this matter, which resulted in a payment to the customer of $132 million.

In the third quarter of 2025, Ford initiated recalls covering approximately 3.8 million vehicles equipped with rearview cameras or image processing modules supplied by the Company. Ford also announced a new 15-year extended warranty program for up to approximately 14.9 million vehicles also equipped with rearview cameras supplied by us. Ford is claiming approximately $288 million in costs related to these recalls and warranty claims. Additional recalls and/or extended warranty programs remain possible. The Company is in technical and commercial discussions with Ford, however, at this time, root cause determinations have not been made and/or confirmed for the vehicles covered by Ford's recalls and warranty extension program. Even after root cause(s) have been determined, other challenges make it difficult to fully quantify the Company's potential financial exposure, if any. These challenges include: integration with other vehicle systems and non-camera components; the age of affected vehicles; duration of the original warranty; number of affected vehicles brought to Ford dealers for inspection; and dealer discretion to determine the nature of the remedy to be applied, which may range from software upgrades, inspection of the rearview camera and other components, repairs, or replacement of the rearview camera. In the absence of certainty as to the scope of potentially affected vehicles, the root cause(s) of the alleged product failures, and/or the related costs of service actions, the Company is unable to fully estimate its potential exposure, if any, for recall-related costs and the extension of product warranties by Ford to affected vehicle owners. If the Company is determined to be fully or partially responsible for defective rearview cameras, the related recall and extended warranty costs could be material to the Company's profitability in the period(s) in which such costs are recognized or provided for.

As a result of the bankruptcy of Fisker, Inc., owners of Fisker Ocean SUVs have asserted claims for alleged vehicle defects and breaches of state "lemon laws" against J.P. Morgan Chase, N.A. ["Chase"], the direct financer of approximately 2,000 such vehicles in the United States. Chase has indicated that it will seek indemnification from the Company, as contract manufacturer, for damages and legal costs incurred with the resolution of these claims. As the number, details and amount of these claims are all currently unknown, it is too early to determine the Company's potential liability, if any, at this time.

25. SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. The chief operating decision maker uses Adjusted EBIT to assess operating performance, allocate resources, and to help plan the Company's long-term strategic direction and future global growth. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other expense, net.

The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" [note 2]. All intersegment sales and transfers are accounted for at fair market value.

[a] The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income before income taxes:

	2025				
	Total sales	External sales	Adjusted EBIT	Depreciation	Equity income
Body Exteriors & Structures	$16,618	$16,373	$1,347	$ 759	$ (4)
Power & Vision	15,198	14,901	688	581	(96)
Seating Systems	5,898	5,882	210	103	(35)
Complete Vehicles	4,848	4,817	151	73	(6)
Corporate & Other[i]	(552)	37	(32)	31	(2)
Total Reportable Segments	$42,010	$42,010	$2,364	$1,547	$(143)

	2024				
	Total sales	External sales	Adjusted EBIT	Depreciation	Equity (income) loss
Body Exteriors & Structures	$16,999	$16,745	$1,283	$ 731	$ (4)
Power & Vision	15,391	15,132	810	572	(70)
Seating Systems	5,800	5,787	223	98	(24)
Complete Vehicles	5,186	5,155	130	83	(7)
Corporate & Other[i]	(540)	17	(117)	26	4
Total Reportable Segments	$42,836	$42,836	$2,329	$1,510	$(101)

	2025				
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$ 8,725	$ 24	$ 461	$5,516	$ 615
Power & Vision	6,699	524	1,654	3,001	522
Seating Systems	1,372	226	260	467	90
Complete Vehicles	471	115	116	414	61
Corporate & Other	1,029	214	21	109	25
Total Reportable Segments	$18,296	$1,103	$2,512	$9,507	$1,313

	2024				
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$ 8,727	$ 24	$ 435	$5,805	$1,338
Power & Vision	6,982	525	1,868	2,828	644
Seating Systems	1,401	193	250	476	112
Complete Vehicles	439	105	102	375	59
Corporate & Other	724	198	19	100	25
Total Reportable Segments	$18,273	$1,045	$2,674	$9,584	$2,178

[i] Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

Other segment items constitute the difference between External sales by segment and Adjusted EBIT by segment, and are comprised of cost of goods sold, selling, general, and administrative expenses, depreciation, and equity income. No significant expense categories are being provided to the chief operating decision maker on a regular basis.

[b] The following table reconciles Net income from operations to Adjusted EBIT:

	2025	2024
Net income	$ 883	$1,096
Add:		
Amortization of acquired intangible assets	111	112
Interest expense, net	209	211
Other expense, net	736	464
Income taxes	425	446
Adjusted EBIT	$2,364	$2,329

[c] The following table reconciles Total Assets to Net Assets:

	2025	2024
Total Assets	$31,417	$31,039
Deduct assets not included in segment net assets:		
Cash and cash equivalents	(1,612)	(1,247)
Deferred tax assets	(864)	(819)
Long-term receivables from joint venture partners	(117)	(67)
Deduct liabilities included in segment net assets:		
Accounts payable	(6,895)	(7,194)
Accrued salaries and wages	(888)	(867)
Other accrued liabilities	(2,745)	(2,572)
Segment Net Assets	$18,296	$18,273

[d] The following table aggregates external revenues by customer as follows:

	2025	2024
General Motors	$ 6,534	$ 6,588
Daimler AG	6,133	5,563
Ford Motor Company	4,960	5,296
BMW	4,903	5,042
Volkswagen	4,713	4,388
Stellantis	4,637	4,330
Other	10,130	11,629
	$42,010	$42,836

[e] The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net	
	2025	2024	2025	2024
North America				
United States	$10,704	$10,927	$2,431	$2,624
Mexico	5,247	5,366	1,545	1,635
Canada	4,448	4,322	985	1,109
	20,399	20,615	4,961	5,368
Europe				
Austria	6,141	6,381	742	679
Germany	4,499	4,199	789	769
Czech Republic	1,833	1,553	350	314
Poland	790	797	190	174
Spain	476	399	87	73
Sweden	433	432	127	125
Italy	389	419	262	218
United Kingdom	348	401	146	152
Turkey	286	255	17	13
Slovakia	216	296	385	329
France	185	245	79	75
Other Europe	260	239	263	223
	15,856	15,616	3,437	3,144
Asia Pacific				
China	4,812	5,564	965	945
Japan	278	288	1	1
India	78	180	49	47
Other Asia Pacific	52	50	10	9
	5,220	6,082	1,025	1,002
Rest of World				
Brazil	276	254	49	44
Argentina	159	178	6	4
Other Rest of World	100	91	29	22
	535	523	84	70
	$42,010	$42,836	$9,507	$9,584

26. SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2025, we purchased 3,510,743 Common Shares for cancellation and 191,858 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of $214 million.

Corporate Directory

Directors

Robert F. MacLellan (Chair)

Mary S. Chan

Hon. V. Peter Harder

Jan R. Hauser

Seetarama (Swamy) Kotagiri

Jay K. Kunkel

Mary Lou Maher

William A. Ruh

Dr. Indira V. Samarasekera

Peter Sklar

Matthew Tsien

Dr. Thomas Weber

Lisa S. Westlake

Executive Officers

Seetarama (Swamy) Kotagiri
President and Chief Executive Officer

Philip D. Fracassa
Executive Vice-President and Chief
Financial Officer

John H. Farrell
Executive Vice-President and Chief
Operating Officer

Tom Rucker
Executive Vice-President and Chief
People & Business Transformation Officer

Eric J. Wilds
Executive Vice-President and Chief
Strategy & Commercial Officer

Joanne Horibe
Vice-President, Ethics and Chief
Compliance Officer

Bruce R. Cluney
Executive Vice-President and Chief Legal
Officer

Boris Shulkin
Executive Vice-President and Chief Digital &
Information Officer

Uwe Geissinger
Executive Vice-President and President of
Magna Europe

Corporate Office

Magna International Inc.
337 Magna Drive,
Aurora, ON, Canada L4G 7K1
Telephone: +1 905 726 2462
magna.com

Transfer Agent and Registrar

TSX Trust Company
301 – 100 Adelaide St. West, Toronto, ON,
Canada M5H 4H1
Telephone: +1 800 387 0825
or +1 416 682 3860
Fax: +1 416 361 0470
Email: shareholderinquiries@tmx.com

Exchange Listings

Common Shares
Toronto Stock Exchange MG
New York Stock Exchange MGA

As a "foreign private issuer" listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE).

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of the Board through the office of Magna's Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, +1 905 726 7070.

Shareholders wishing to obtain a copy of Magna's Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 21 to the consolidated financial statements contained in this Annual Report, may do so by contacting Magna's Corporate Secretary.

The 2026 Annual Meeting of Shareholders
The 2026 Annual Meeting of Shareholders will be held on Monday, May 4, 2026, commencing at 10:00 a.m. (Eastern Daylight Time). The meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/MGA2026.

Annual Report
Additional copies of this 2025 Annual Report or copies of our quarterly reports may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Data Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

 



Magna International Inc.
337 Magna Drive,
Aurora, Ontario
Canada L4G 7K1
Telephone: +1 905 726 2462

CONNECT WITH MAGNA



magna.com